        As filed with the Securities and Exchange Commission on February 3, 2000
                                                              File No. 333-_____
                                                                       811-09227

                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form N-4

           Registration Statement Under the Securities Act of 1933 [X]
                         Pre-Effective Amendment No. []
                         Post Effective Amendment No. []

                                     and/or

                   Registration Statement Under the Investment
                               Company Act of 1940
                               Amendment No. 5 [X]

               Allstate Life Insurance Company Separate Account A
                           (Exact Name of Registrant)

                         Allstate Life Insurance Company
                               (Name of Depositor)

                         Allstate Life Insurance Company
                                3100 Sanders Road
                           Northbrook, Illinois 60062
                   (Address of Depositor's Principal Offices)

                                  847/402-2400
               (Depositor's Telephone Number, Including Area Code)

                               Michael J. Velotta
               Senior Vice President, Secretary And General Counsel
                         Allstate Life Insurance Company
                                3100 Sanders Road
                           Northbrook, Illinois 60062
                                  847/402-2400
                (Name and Complete Address of Agent for Service)

                                   Copies to:

   Richard T. Choi, Esquire                      Terry R. Young, Esquire
Freedman, Levy, Kroll & Simonds           Allstate Life Financial Services, Inc.
 1050 Connecticut Avenue, N.W.                    3100 Sanders Road, J5B
          Suite 825                            Northbrook, Illinois 60062
  Washington, D.C. 20036-5366

Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the Allstate Life Insurance Company Separate Account A under deferred variable annuity contracts.

                        THE PUTNAM ALLSTATE ADVISOR PLUS


Allstate Life Insurance Company                Prospectus dated February 3, 2000
3100 Sanders Road
Northbrook, Illinois 60062
Telephone Number: 1-800-390-1277


Allstate Life Insurance Company ("Allstate") is offering The Putnam Allstate Advisor Plus, an individual and group flexible premium deferred variable annuity contract ("Contract"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract currently offers 25 investment alternatives ("investment alternatives"). The investment alternatives include a fixed account option ("Standard Fixed Account Option") and 24 variable sub-accounts ("Variable Sub-Accounts") of the Allstate Life Insurance Company Separate Account A ("Variable Account"). Each Variable Sub-Account invests exclusively in the class IB shares of one of the following mutual fund portfolios ("Funds") of Putnam Variable Trust:



  Putnam VT American Government Income Fund          Putnam VT Asia Pacific Growth Fund
  Putnam VT International New Opportunities Fund     Putnam VT Investors Fund
  Putnam VT Diversified Income Fund                  Putnam VT Money Market Fund
  Putnam VT The George Putnam Fund of Boston         Putnam VT Global Asset Allocation Fund
  Putnam VT New Opportunities Fund                   Putnam VT New Value Fund
  Putnam VT Global Growth Fund                       Putnam VT OTC & Emerging Growth Fund
  Putnam VT Growth and Income Fund                   Putnam VT Health Sciences Fund
  Putnam VT Growth Opportunities Fund                Putnam VT Small Cap Value Fund

  Putnam VT Research Fund
  Putnam VT High Yield Fund                          Putnam VT Income Fund
  Putnam VT Utilities Growth and Income Fund
  Putnam VT International Growth Fund                Putnam VT Vista Fund
  Putnam VT International Growth and Income Fund     Putnam VT Voyager Fund


Each time you make a purchase payment, we will add to your Contract value ("Contract Value") a credit enhancement ("Credit Enhancement") equal to 4% of such purchase payment. Over time, the amount of the Credit Enhancement may be more than offset by the fees associated with the Credit Enhancement.

We (Allstate) have filed a Statement of Additional Information, dated February 3, 2000, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page __ of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.

                         The Securities and Exchange Commission has not approved or disapproved the securities described in this prospectus, nor has it passed on the accuracy or the adequacy of this prospectus. Any one who tells you otherwise is committing a federal crime.

                         The Contracts may be distributed through broker-dealers
   IMPORTANT             that have relationships with banks or other  financial
   NOTICES               institutions or by employees of such banks. However,
                         the Contracts are not deposits, or obligations of, or guaranteed by such institutions or any federal regulatory agency. Investment in the Contracts involves investment risks, including possible loss of principal.

                         The Contracts are not FDIC insured.






TABLE OF CONTENTS

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                                                            Page


                     Important Terms..........................................
Overview             The Contract At A Glance ................................
                     How the Contract Works...................................
                     Expense Table............................................
                     Financial Information....................................



                     The Contract.............................................
                     Purchases................................................
                     Contract Value...........................................
Contract Features    Investment Alternatives..................................
                              The Variable Sub-Accounts.......................
                              The Fixed Account...............................
                              Transfers.......................................
                     Expenses.................................................
                     Access To Your Money.....................................
                     Income Payments..........................................
                     Death Benefits...........................................



                     More Information.........................................
Other Information    Taxes....................................................
                     Performance Information..................................
                     Statement of  Additional Information Table of Contents...
                     Appendix A...............................................
                     Appendix B...............................................




IMPORTANT TERMS

------------------------------------------------------------------------------

------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.

                                                                       Page
         Accumulation Phase..........................................
         Accumulation Unit ..........................................
         Accumulation Unit Value ....................................
         Allstate ("We").............................................
         Annuitant...................................................
         Automatic Additions Program.................................
         Automatic Fund Rebalancing Program..........................
         Beneficiary ................................................
         Cancellation Period ........................................
         *Contract ..................................................
         Contract Anniversary........................................
         Contract Owner ("You") .....................................
         Contract Value .............................................
         Contract Year ..............................................
         Credit Enhancement..........................................
         Dollar Cost Averaging Program...............................
         Enhanced Beneficiary Protection Option......................
         Free Withdrawal Amount .....................................
         Funds.......................................................
         Guarantee Period ...........................................
         Income Base.................................................
         Income Plan ................................................
         Investment Alternatives ....................................
         Issue Date .................................................
         Maximum Anniversary Value...................................
         Payout Phase................................................
         Payout Start Date ..........................................
         Retirement Income Guarantee Rider...........................
         Right to Cancel ............................................
         SEC.........................................................
         Settlement Value ...........................................
         Standard Fixed Account Option...............................
         Systematic Withdrawal Program ..............................
         Valuation Date..............................................
         Variable Account ...........................................
         Variable Sub-Account .......................................

         * If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise. In certain states the Contract is available only as a group Contract.

THE CONTRACT AT A GLANCE

------------------------------------------------------------------------------

------------------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.

  ---------------------------------- -----------------------------------------


      Flexible Payments               You can purchase a Contract with a minimum
                                      of $10,000. You can add to your Contract as often and as much as you like, but each subsequent payment must be at least $500
                                      ($50 for automatic payments). We may limit the amount of any additional purchase payment to a maximum of $1,000,000. You must maintain a minimum account size of $1,000.

                                      Each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of such purchase payment.

  ---------------------------------- -----------------------------------------
  ---------------------------------- -----------------------------------------

      Right to Cancel                 You may cancel your Contract within 20
                                      days of receipt or any longer period as
                                      your state may require ("Cancellation
                                      Period"). Upon cancellation, we will
                                      return your purchase payments adjusted, to the extent state law permits, to reflect the investment experience of any amounts allocated to the Variable Account. If you exercise your Right to Cancel the Contract, the amount we refund to you will not include any Credit Enhancement. See
                                      "Right to Cancel" for details.

  ---------------------------------- -----------------------------------------
  ---------------------------------- -----------------------------------------

      Expenses                        You will bear the following expenses:

                                      -   Mortality and expense risk charge
                                          equal to 1.60% of average daily net
                                          assets (higher amount applies if you
                                          select the Enhanced Beneficiary
                                          Protection Option)
                                      -   If you select a Retirement Income
                                          Guarantee Rider you would pay an
                                          additional fee at the annual rate of
                                          0.05% or 0.30% (depending on the
                                          option you select) of the Income Base
                                          in effect on a Contract Anniversary
                                          ("Contract Anniversary")
                                      -   Withdrawal charges ranging from 0% to
                                          8% of purchase payments withdrawn
                                          (with certain exceptions)
                                      -   Transfer fee equal to 0.50% of the
                                          amount transferred after 12th transfer
                                          in any year
                                      -   State premium tax (if your state
                                          imposes one)

                                      In addition, each Fund pays expenses that you will bear indirectly if you invest in a Variable Sub-Account.

  ---------------------------------- ----------------------------------------
  ---------------------------------- ----------------------------------------

      Investment
      Alternatives                    The Contract offers 25 investment
                                      alternatives including:
                                      -   a Fixed Account Option (which credits
                                          interest at rates we guarantee)
                                      -   24 Variable Sub-Accounts investing in
                                          Funds offering professional money
                                          management by Putnam Investment
                                          Management, Inc.

                                      To find out current rates being paid on
                                      the Standard Fixed Account Option, or to find out how the Variable Sub-Accounts have performed, please call us at 1-800-390-1277.

  ---------------------------------- -----------------------------------------
  ----------------------------------- ----------------------------------------

      Special Services                For your convenience, we offer these
                                      special services:
                                      -   Automatic Fund Rebalancing Program
                                      -   Automatic Additions Program
                                      -   Dollar Cost Averaging Program

                                      -   Systematic Withdrawal Program

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Income Payments                 You can choose fixed income payments,
                                      variable income payments, or a combination of the two. You can receive your income payments in one of the following ways:

                                      -   life income with guaranteed payments
                                      -   a joint and survivor life income with
                                          guaranteed payments
                                      -   guaranteed payments for a specified
                                          period (5 to 30 years)

                                      Allstate also offers 2 Retirement Income
                                      Guarantee Riders that allow you to lock in a dollar amount that you can apply towards fixed income payments.

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Death Benefits                  If you die before income payments
                                      begin, we will pay the death benefit
                                      described in the Contract. We also offer an Enhanced Beneficiary Protection Option.

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Transfers                       Before income payments begin, you may
                                      transfer your Contract Value among the
                                      Investment alternatives, with certain
                                      restrictions. The minimum amount you may transfer is $100 or the amount remaining in the investment alternative, if less.

                                      A charge may apply after the 12th transfer in each Contract year ("Contract Year"), which we measure from the date we issue your Contract or a Contract Anniversary.

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Withdrawals                     You may withdraw some or all of your
                                      Contract Value at anytime prior to the
                                      date income payments begin. In general,
                                      you must withdraw at least $50 at a time.

                                      A 10% federal tax penalty may apply if you withdraw before you are 59 1/2 years old. A withdrawal charge also may apply.

  ----------------------------------- ----------------------------------------







HOW THE CONTRACT WORKS

------------------------------------------------------------------------------


     The Contract basically works in two ways.

     First, the Contract can help you (we assume you are the "Contract Owner") save for retirement because you can invest in up to 25 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "Accumulation Phase" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "Issue Date") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Standard Fixed Account Option. If you invest in the Standard Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Funds.

     Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "Income Plans") described on page __. You receive income payments during what we call the "Payout Phase" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Funds. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

     The timeline below illustrates how you might use your Contract.

Issue                                             Payout Start
Date               Accumulation Phase                 Date                             Payout Phase
-----------------------------------------------------------------------------------------------------------------------
You buy         You save for retirement      You start receiving income     You can receive     Or you can receive
a Contract                                   payments or receive a lump     income payments     income payments
                                             sum payment                    for a set period    for life


     As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if there is none, the Beneficiary will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner or, if there is none, to your Beneficiary. See "Death Benefits."

     Please call us at 1-800-390-1277 if you have any question about how the Contract works.








EXPENSE TABLE
------------------------------------------------------------------------------

------------------------------------------------------------------------------


The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Fund expenses, please refer to the accompanying prospectus for the Funds.


   ---------------------------------------------------------------------------

   CONTRACT OWNER TRANSACTION EXPENSES

   ---------------------------------------------------------------------------
   ---------------------------------------------------------------------------

   Withdrawal Charge (as a percentage of purchase payments withdrawn)*

   Number of Complete Years
   Since We Received the Purchase

   Payment Being Withdrawn    0     1    2     3     4     5     6    7     8+

   Applicable Charge:         8%    8%   8%    7%    6%    5%    4%   3%    0%

   ---------------------------------------------------------------------------
   ---------------------------------------------------------------------------
   Transfer Fee..............................0.50% of the amount transferred**

   ---------------------------------------------------------------------------
   ---------------------------------------------------------------------------
   * Each Contract Year, you may withdraw up to 15% of your total purchase payments without incurring a withdrawal charge.

   **Applies solely to the thirteenth and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic fund rebalancing.

   ---------------------------------------------------------------------------
   ---------------------------------------------------------------------------

     VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily net asset value deducted from each Variable Sub-Account)

   ---------------------------------------------------------------------------
   ---------------------------------------------------------------------------
   Mortality and Expense Risk Charge....................................1.60%*
                         Total Variable Account Annual Expenses.........1.60%

   * If you select the Enhanced Beneficiary Protection Option, the mortality and expense risk charge will be equal to 1.75% of your Contract's average daily net assets in the Variable Account.
   ---------------------------------------------------------------------------






   ---------------------------------------------------------------------------
   Retirement Income Guarantee Rider Expenses

   If you select a Retirement Income Guarantee Rider, you would pay an additional fee at the annual rate of 0.05% or 0.30% (depending on the Option you select) of the Income Base in effect on a Contract Anniversary. See

   "Retirement Income Guarantee Riders" for details.

   ---------------------------------------------------------------------------










--------------------------------------------------------------------------------

   FUND ANNUAL EXPENSES (After Voluntary Reductions and Reimbursements) (as a percentage of Fund average daily net assets)(1)

-------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ---------------- ---------------- ------------- -------------
                                                      Management Fees  Rule 12b-1 Fees     Other          Total
                        Fund                                                             Expenses      Annual Fund
                                                                                                       Expenses (1)
----------------------------------------------------- ---------------- ---------------- ------------- -------------
----------------------------------------------------- ---------------- ---------------- ------------- -------------
Putnam VT American Government Income Fund(4)                .41%             .15%           .49%       1.05%
Putnam VT Asia Pacific Growth Fund                         0.80%            0.15%          0.32%       1.27%
Putnam VT Diversified Income Fund                          0.67%            0.15%          0.11%       0.93%
Putnam VT The George Putnam Fund of Boston (2)             0.49%            0.15%          0.36%       1.00%
Putnam VT Global Asset Allocation Fund                     0.65%            0.15%          0.13%       0.93%
Putnam VT Global Growth Fund                               0.60%            0.15%          0.12%       0.87%
Putnam VT Growth and Income Fund                           0.46%            0.15%          0.04%       0.65%
Putnam VT Growth Opportunities Fund(4)                      .70%             .15%           .20%       1.05%
Putnam VT Health Sciences Fund (2)                         0.56%            0.15%          0.34%       1.05%
Putnam VT High Yield Fund                                  0.64%            0.15%          0.07%       0.86%
Putnam VT Income Fund                                      0.60%            0.15%          0.07%       0.82%
Putnam VT International Growth Fund                        0.80%            0.15%          0.27%       1.22%
Putnam VT International Growth and Income Fund             0.80%            0.15%          0.19%       1.14%
Putnam VT International New Opportunities Fund (2)         1.18%            0.15%          0.42%       1.75%
Putnam VT Investors Fund (2)                               0.52%            0.15%          0.33%       1.00%
Putnam VT Money Market Fund                                0.45%            0.15%          0.08%       0.68%
Putnam VT New Opportunities Fund                           0.56%            0.15%          0.05%       0.76%
Putnam VT New Value Fund                                   0.70%            0.15%          0.11%       0.96%
Putnam VT OTC & Emerging Growth Fund (2)                   0.56%            0.15%          0.34%       1.05%
Putnam VT Research Fund (2)                                0.37%            0.15%          0.48%       1.00%
Putnam VT Small Cap Value Fund (3)                         0.80%            0.15%          0.59%       1.54%
Putnam VT Utilities Growth and Income Fund                 0.65%            0.15%          0.07%       0.87%
Putnam VT Vista Fund                                       0.65%            0.15%          0.12%       0.92%
Putnam VT Voyager Fund                                     0.54%            0.15%          0.04%       0.73%

(1) Figures shown in the table are for the year ended December 31, 1998. Since the Funds have not offered Class IB shares for a full fiscal year, figures shown in the table except for Putnam VT Small Cap Value Fund are for the period ended December 31, 1998 and are estimates based on the corresponding expenses for the Fund's Class IA shares for that period. Each Fund commenced operations on April 30, 1998, except for Putnam VT Diversified Income Fund, Putnam VT Growth and Income Fund, and Putnam VT International Growth Fund, which commenced operations on April 6, 1998, Putnam VT Research Fund, which commenced operations September 29, 1998, and Putnam VT Small Cap Value Fund, which commenced operations on April 30, 1999. Figures shown in the table include amounts paid through expense offset and brokerage service arrangements. See the Fund's prospectus for more information about 12b-1 fees payable under the Fund's distribution plan.

(2) Absent voluntary reductions and reimbursements for certain Funds, advisory fees, Rule 12b-1 fees, other expenses, and total annual fund expenses expressed as a percentage of average net assets of the Funds would have been as follows:


----------------------------------------------------- ---------------- ---------------- ------------- -----------
   Putnam VT The George Putnam Fund of Boston               0.65%           0.15%            0.36%       1.16%
   Putnam VT Health Sciences Fund                           0.70%           0.15%            0.34%       1.19%
   Putnam VT International New Opportunities Fund           1.20%           0.15%            0.42%       1.77%
   Putnam VT Investors Fund                                 0.65%           0.15%            0.33%       1.13%
   Putnam VT OTC & Emerging Growth Fund                     0.70%           0.15%            0.34%       1.19%
   Putnam VT Research Fund                                  0.65%           0.15%            0.48%       1.28%

----------------------------------------------------- ---------------- ---------------- ------------- -----------



(3) Putnam VT Small Cap Value Fund commenced operations on April 30, 1999. The management fee, other expenses and total annual fund operating expenses are based on estimates for the Fund's first full fiscal year.

(4) Putnam VT American Government Income Fund and Putnam VT Growth Opportunities Fund commenced operations on January 31, 2000; therefore, the management fees, 12b-1 fees, other expenses and total annual fund expenses are based on estimates for the funds' first fiscal year. Absent voluntary reductions and reimbursements, the estimated management fees, 12b-1 fees, other expenses, and total annual fund expenses for the Putnam VT American Government Income Fund expressed as a percentage of average net assets of the fund would have been as follows:

Putnam VT American Government Income Fund       .65%     .15%     .49%     1.29%

EXAMPLE 1

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

     -  invested $1,000 in a Variable Sub-Account
     -  earned a 5% annual return on your investment,
     - surrendered your Contract, or began receiving income payments for a specified period of less than 120 months, at the end of each time period; and
     -  elect Retirement Income Guarantee Rider 2 (assuming Income Base B).

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

SUB-ACCOUNT                                   1 YEAR          3 YEARS
-----------                                   ------          -------
Putnam American Government Income              $ 98            $161
Putnam Asia Pacific Growth                     $101            $168
Putnam Diversified Income                      $ 97            $158
The George Putnam Fund                         $ 98            $160
Putnam Global Asset Allocation                 $ 97            $158
Putnam Global Growth                           $ 96            $156
Putnam Growth and Income                       $ 94            $149
Putnam Growth Opportunities                    $ 98            $161
Putnam Health Sciences                         $ 98            $161
Putnam High Yield                              $ 96            $155
Putnam Income                                  $ 96            $154
Putnam International Growth                    $100            $166
Putnam International  Growth and Income        $ 99            $164
Putnam International New Opportunities         $106            $182
Putnam Investors                               $ 98            $160
Putnam Money Market                            $ 95            $150
Putnam New Opportunities                       $ 95            $150
Putnam New Value                               $ 97            $158
Putnam OTC & Emerging Growth                   $ 98            $161
Putnam Research                                $ 98            $160
Putnam Small Cap Value                         $103            $176
Putnam Utilities Growth and Income             $ 96            $156
Putnam Vista                                   $ 97            $157
Putnam Voyager                                 $ 95            $151



EXAMPLE 2

Same assumptions as Example 1 above, except that you decide not to surrender your Contract, or you began receiving income payments for at least 120 months if under an Income Plan for a specified period, at the end of each period.

SUB-ACCOUNT                                         1 YEAR            3 YEARS
-----------                                         ------            -------
Putnam American Government Income                    $30               $ 93
Putnam Asia Pacific Growth                           $33               $100
Putnam Diversified Income                            $29               $ 90
The George Putnam Fund                               $30               $ 92
Putnam Global Asset Allocation                       $29               $ 90
Putnam Global Growth                                 $28               $ 88
Putnam Growth and Income                             $26               $ 81
Putnam Growth Opportunities                          $30               $ 93
Putnam Health Sciences                               $30               $ 93
Putnam High Yield                                    $28               $ 87
Putnam Income                                        $28               $ 86
Putnam International Growth                          $32               $ 98
Putnam International  Growth and Income              $31               $ 96
Putnam International New Opportunities               $38               $114
Putnam Investors                                     $30               $ 92
Putnam Money Market                                  $27               $ 82
Putnam New Opportunities                             $27               $ 84
Putnam New Value                                     $29               $ 90
Putnam OTC & Emerging Growth                         $30               $ 93
Putnam Research                                      $30               $ 92
Putnam Small Cap Value                               $35               $108
Putnam Utilities Growth and Income                   $28               $ 88
Putnam Vista                                         $29               $ 89
Putnam Voyager                                       $27               $ 83



Please remember that you are looking at examples and not a representation of past or future expenses. Your actual expenses may be lower or greater than those shown above. Similarly, your rate of return may be lower or greater than 5%, which is not guaranteed. The above examples assume the election of the Retirement Income Guarantee Rider 2 and that Income Base B is applied. If that Rider were not elected, the expense figures shown above would be slightly lower.

FINANCIAL INFORMATION

------------------------------------------------------------------------------



To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "Accumulation Unit." Each Variable Sub-Account has a separate value for its Accumulation Units we call "Accumulation Unit Value." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

The Contracts were first offered as of the date of this prospectus. Accordingly, there are no Accumulation Unit Values relating to the Contracts to report.

The combined statutory basis financial statements of Allstate as of December 31, 1998 and 1997 and for the two years ended December 31, 1998, appear in the Statement of Additional Information. The combined statutory basis financial statements of Allstate as of September 30, 1999 and for the nine month periods ended September 30, 1999 and 1998 are unaudited and also appear in the Statement of Additional Information. The financial statements of the Variable Account as of December 31, 1999 are unaudited and appear in the Statement of Additional Information.

THE CONTRACT

------------------------------------------------------------------------------

------------------------------------------------------------------------------


CONTRACT OWNER

The Putnam Allstate Advisor Plus is a contract between you, the Contract Owner, and Allstate, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

     -    the investment alternatives during the Accumulation and Payout Phases,

     -    the amount and timing of your purchase payments and withdrawals,

     -    the programs you want to use to invest or withdraw money,

     -    the income payment plan you want to use to receive retirement income,

     - the Annuitant (either yourself or someone else) on whose life the income payments will be based,

     - the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner or the Annuitant dies, and

     -    any other rights that the Contract provides.

If you die, any surviving joint Contract Owner or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract. The Contract cannot be jointly owned by both a non-natural person and a natural person.

You can use the Contract with or without a qualified plan. A qualified plan is a personal retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract issued with a qualified plan. See "Qualified Plans" on page __.

You may change the Contract Owner at any time. Once we have received a satisfactory written request for a change of Contract Owner, the change will take effect as of the date you signed it. We are not liable for any payment we make or other action we take before receiving any written request for a change from you.


ANNUITANT

The Annuitant is the individual whose age determines the latest Payout Start Date and whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You may name a new Annuitant only upon the death of the current Annuitant. You may designate a joint Annuitant, who is a second person on whose life income payments depend, at the time you select an Income Plan.

If you select an Income Plan that depends on the Annuitant or a joint Annuitant's life, we may require proof of age and sex before income payments begin and proof that the Annuitant or joint Annuitant is still alive before we make each payment.


BENEFICIARY

The Beneficiary is the person who may elect to receive the death benefit or become the new Contract Owner if the sole surviving Contract Owner dies before the Payout Start Date. If the sole surviving Contract Owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may change or add Beneficiaries at any time by writing to us before income payments begin, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed and filed with us. Any change will be effective at the time you sign the written notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly.

If you did not name a Beneficiary or unless otherwise provided in the Beneficiary designation, if a Beneficiary predeceases the owner and there are no other surviving Beneficiaries, the new Beneficiary will be:

-    your spouse or, if he or she is no longer alive,
-    your surviving children equally, or if you have no surviving children,
-    your estate.

If more than one Beneficiary survives you, we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the death benefit among the surviving Beneficiaries.


MODIFICATION OF THE CONTRACT

Only an Allstate officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT

We will not honor an assignment of an interest in a Contract as collateral or security for a loan. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. You should consult with an attorney before trying to assign your Contract.

PURCHASES

------------------------------------------------------------------------------

------------------------------------------------------------------------------

MINIMUM PURCHASE PAYMENTS

Your initial purchase payment must be at least $10,000. All subsequent purchase payments must be $500 or more. You may make purchase payments at any time prior to the Payout Start Date. The most we accept without our prior approval is $1 million. We reserve the right to limit the availability of the investment alternatives for additional investments. We also reserve the right to reject any application.

AUTOMATIC ADDITIONS PROGRAM

You may make subsequent purchase payments of $50 or more per month by automatically transferring money from your bank account. Please consult with your sales representative for detailed information.

 ALLOCATION OF PURCHASE PAYMENTS

At the time you apply for a Contract, you must decide how to allocate your purchase payment among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by calling 1-800-390-1277.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive oral or written notice of the change in good order.

We will allocate the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will allocate your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will allocate subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We use the term "business day" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "Valuation Dates." Our business day closes when the New York Stock Exchange closes, usually 4 p.m. Eastern Time (3 p.m. Central Time). If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will allocate your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

CREDIT ENHANCEMENT

Each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of the purchase payment. If you exercise your Right to Cancel the Contract, the amount we refund to you will not include any Credit Enhancement. See "Right to Cancel" below for details. The Credit Enhancement may not be available in all states.

We will allocate any Credit Enhancements to the investment alternatives according to the allocation instructions you have on file with us at the time we receive your purchase payment. We will allocate each Credit Enhancement among the investment alternatives in the same proportions as the corresponding purchase payment. For purposes of determining the death benefit and the amount applied to an Income Plan, Credit Enhancements will be included with purchase payments. We do not consider Credit Enhancements to be investments in the Contract for income tax purposes.

We use a portion of the withdrawal charge and mortality and expense risk charge to help recover the cost of providing the Credit Enhancement under the Contract. See "Expenses." Under certain circumstances (such as a period of poor market performance) the cost associated with the Credit Enhancement may exceed the sum of the Credit Enhancement and any related earnings. You should consider this possibility before purchasing the Contract.

RIGHT TO CANCEL

You may cancel the Contract by returning it to us within the Cancellation Period, which is the 20 day period after you receive the Contract, or such longer period that your state may require. You may return it by delivering it or mailing it to us. If you exercise this "Right to Cancel," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent state law permits, to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation.

We are applying for regulatory relief to enable us to recover the amount of any Credit Enhancement applied to Contracts that are cancelled during the Cancellation Period. Until we receive such relief, we will return, upon cancellation, the amount you would have received had there been no Credit Enhancement. That means that except in states where we are required by law to return the amount of your purchase payments, the amount we return will include not only the amount described in the paragraph above, but also any charges deducted that reduced contract value prior to cancellation, plus any investment gain on the Credit Enhancement but will not include any investment loss associated with the Credit Enhancement. After we receive the requested regulatory relief, the amount we return to you upon exercise of this Right to Cancel will not include any Credit Enhancement or the amount of charges deducted prior to cancellation but will reflect, except in states where we are required to return the amount of your purchase payments, any investment gain or loss associated with your Variable Account purchase payments and the Credit Enhancement. We reserve the right to allocate your purchase payments to the Putnam Money Market Variable Sub-Account during the Cancellation Period.

CONTRACT VALUE

------------------------------------------------------------------------------

------------------------------------------------------------------------------


On the Issue Date, the Contract Value is equal to the initial purchase payment plus the Credit Enhancement. Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your interest in the Standard Fixed Account Option.


ACCUMULATION UNITS

To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. We also would credit you with an additional 40 Accumulation Units of the Variable Sub-Account to reflect the 4% Credit Enhancement on your purchase payment. See "Credit Enhancement." Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE

As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

    - changes in the share price of the Fund in which the Variable Sub-Account invests, and

    - the deduction of amounts reflecting the mortality and expense risk charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine withdrawal charges, Retirement Income Guarantee charges (if applicable), and transfer fees separately for each Contract. They do not affect the Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we compute Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine separate sets of Accumulation Unit Values that reflect the cost of the Enhanced Beneficiary Protection Option described on page __ below.

You should refer to the prospectus for the Funds that accompanies this prospectus for a description of how the assets of each Fund are valued, since that determination directly bears on the Accumulation Unit Value of the corresponding Variable Sub-Account and, therefore, your Contract Value.






INVESTMENT ALTERNATIVES:  The Variable Sub-Accounts

------------------------------------------------------------------------------

------------------------------------------------------------------------------


You may allocate your purchase payments to up to 24 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Fund. Each Fund has its own investment objective(s) and policies. We briefly describe the Funds below.

For more complete information about each Fund, including expenses and risks associated with the Fund, please refer to the accompanying prospectus for the Fund. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts. Putnam Investment Management, Inc. ("Putnam Management") serves as the investment adviser to each Fund.



-------------------------------------------------- -----------------------------

Fund:                                                 Each Fund Seeks:
-------------------------------------------------- -----------------------------
Putnam VT American Government Income Fund             High current income with
                                                      preservation of capital as
                                                      a secondary objective

Putnam VT Asia Pacific Growth Fund                    Capital appreciation
-------------------------------------------------- -----------------------------

-------------------------------------------------- -----------------------------

Fund:                                                Each Fund Seeks:
-------------------------------------------------- -----------------------------
Putnam VT Diversified Income Fund                     High current income
                                                      consistent with capital
                                                      preservation
-------------------------------------------------- -----------------------------
Putnam VT The George Putnam Fund of Boston            To provide a balanced
                                                      investment composed of a
                                                      well- diversified
                                                      portfolio of stocks and
                                                      bonds that will produce
                                                      both capital growth and
                                                      current income
-------------------------------------------------- -----------------------------
Putnam VT Global Asset Allocation Fund                A high level of long-term
                                                      total return consistent
                                                      with preservation of
                                                      capital
-------------------------------------------------- -----------------------------
Putnam VT Global Growth Fund                          Capital appreciation
-------------------------------------------------- -----------------------------
Putnam VT Growth and Income Fund                      Capital growth and current
                                                      income

Putnam VT Growth Opportunities Fund                   Capital appreciation
-------------------------------------------------- -----------------------------
Putnam VT Health Sciences Fund                        Capital appreciation
-------------------------------------------------- -----------------------------
Putnam VT High Yield Fund                             High current income.
                                                      Capital growth is a
                                                      secondary objective when
                                                      consistent with high
                                                      current income.
-------------------------------------------------- -----------------------------
Putnam VT Income Fund                                 Current income consistent
                                                      with preservation of
                                                      capital
-------------------------------------------------- -----------------------------
Putnam VT International Growth Fund                   Capital appreciation
-------------------------------------------------- -----------------------------
Putnam VT International Growth and Income Fund        Capital growth. Current
                                                      income is a secondary
                                                      objective.
-------------------------------------------------- -----------------------------
Putnam VT International New Opportunities Fund        Long-term capital
                                                      appreciation
-------------------------------------------------- -----------------------------
Putnam VT Investors Fund                              Long-term growth of
                                                      capital and any increased
                                                      income that results from
                                                      this growth
-------------------------------------------------- -----------------------------
Putnam VT Money Market Fund                           As high a rate of current
                                                      income as Putnam
                                                      Management believes is
                                                      consistent with
                                                      preservation of capital
                                                      and maintenance of
                                                      liquidity.
-------------------------------------------------- -----------------------------
Putnam VT New Opportunities Fund                      Long-term capital
                                                      appreciation
-------------------------------------------------- -----------------------------
Putnam VT New Value Fund                              Long-term capital
                                                      appreciation
-------------------------------------------------- -----------------------------
Putnam VT OTC & Emerging Growth Fund                  Capital appreciation
-------------------------------------------------- -----------------------------
Putnam VT Research Fund                               Capital appreciation
-------------------------------------------------- -----------------------------
Putnam VT Small Cap Value Fund                        Capital appreciation
-------------------------------------------------- -----------------------------
Putnam VT Utilities Growth and Income Fund            Capital growth and current
                                                      income

-------------------------------------------------- -----------------------------

Fund:                                                Each Fund Seeks:
-------------------------------------------------- -----------------------------
-------------------------------------------------- -----------------------------
Putnam VT Vista Fund                                  Capital appreciation
-------------------------------------------------- -----------------------------
Putnam VT Voyager Fund                                Capital appreciation
-------------------------------------------------- -----------------------------

Amounts you allocate to Variable Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Funds in which those Variable Sub-Accounts invest. You bear the investment risk that the Funds might not meet their investment objectives. Shares of the Funds are not deposits, or obligations of, or guaranteed or endorsed by any bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.







INVESTMENT ALTERNATIVES: The Fixed Account


------------------------------------------------------------------------------


You may allocate all or a portion of your purchase payments to the Fixed Account. We are currently offering only a Standard Fixed Account Option, described below. We may offer additional Fixed Account options in the future. Allstate may limit the availability of the Standard Fixed Account Option. Please consult with your Financial Advisor for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.


STANDARD FIXED ACCOUNT OPTION

Each payment or transfer allocated to the Standard Fixed Account Option earns interest at the current rate in effect at the time of allocation. We guarantee that rate for a period of years we call Guarantee Periods. We are currently offering Guarantee Periods of 1 year in length. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods. You select a Guarantee Period for each purchase or transfer. After the initial Guarantee Period, we will guarantee a renewal rate.

We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation.

INVESTMENT ALTERNATIVES:  Transfers

------------------------------------------------------------------------------

------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below.

You may make 12 transfers per Contract Year without charge. A transfer fee equal to 0.50% of the amount transferred applies to each transfer after the 12th transfer in any Contract Year.

The minimum amount that you may transfer from the Standard Fixed Account Option or a Variable Sub-Account is $100 or the total remaining balance in the Standard Fixed Account Option or the Variable Sub-Account, if less.

The most you can transfer from the Standard Fixed Account Option during any Contract Year is the greater of (i) 30% of the Standard Fixed Account Option balance as of the last Contract Anniversary or (ii) the greatest dollar amount of any prior transfer from the Standard Fixed Account Option. This limitation does not apply to the Dollar Cost Averaging Program. Also, if the interest rate on any renewed Guarantee Period is at least one percentage point less than the previous interest rate, you may transfer up to 100% of the monies receiving that reduced rate within 60 days of the notification of the interest rate decrease.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Standard Fixed Account Option for up to six months from the date we receive your request. If we decide to postpone transfers from the Standard Fixed Account Option for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE

During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may not convert any portion of your fixed income payments into variable income payments. You may make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments if Income Plan 3, described below, is in effect. You may make up to 12 such transfers per Contract Year.


TELEPHONE TRANSFERS

You may make transfers by telephone by calling 1-800-390-1277. The cut off time for telephone transfer requests is 3:00 p.m. Central time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received from you at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


EXCESSIVE TRADING LIMITS

We reserve the right to limit transfers in any Contract Year, or to refuse any transfer request for a Contract Owner or certain Contract Owners, if:

- we believe, in our sole discretion, that excessive trading by such Contract Owner or Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or the share prices of the corresponding Funds or would be to the disadvantage of other Contract Owners; or

- we are informed by one or more of the corresponding Funds that they intend to restrict the purchase or redemption of Fund shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Fund shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.

DOLLAR COST AVERAGING PROGRAM

You may automatically transfer a set amount from any Variable Sub-Account or Standard Fixed Account Option to any of the other Variable Sub-Accounts through our Dollar Cost Averaging Program. The Program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market.


AUTOMATIC FUND REBALANCING PROGRAM

Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Fund Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. Money you allocate to the Fixed Account will not be included in the rebalancing.

We will rebalance your account quarterly, semi-annually, or annually. We will measure these periods according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your written or telephone request. We are not responsible for rebalancing that occurs prior to receipt of proper notice of your request.

Example:

         Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Putnam Income Variable Sub-Account and 60% to be in the Putnam Global Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Putnam Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the Putnam Income Variable Sub-Account and use the money to buy more units in the Putnam Global Variable Sub-Account so that the percentage allocations would again be

         40% and 60% respectively.

The Automatic Fund Rebalancing Program is available only during the Accumulation Phase. The transfers made under the program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. We may sometimes refer to this Program as the "Putnam Automatic Rebalancing Program."

Fund rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.








EXPENSES

------------------------------------------------------------------------------



As a Contract Owner, you will bear, directly or indirectly, the charges and expenses described below.


MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge daily at an annual rate of 1.60% of the average daily net assets you have invested in the Variable Sub-Accounts. The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract and the cost of the Credit Enhancement. We expect to make a profit from this fee. However, if the charges under the Contract are not sufficient, then Allstate will bear the loss. If you select the Enhanced Beneficiary Protection Option, Allstate will deduct a mortality and expense risk charge equal, on an annual basis, to 1.75% of the average daily net assets you have invested in the Variable Sub-Accounts (1.60% plus 0.15% for the Option). Allstate reserves the right to raise the Enhanced Beneficiary Protection Option charge to up to 0.25%. However, once your Option is in effect, Allstate cannot change the fee that applies to your Contract. We charge the additional fee for the Enhanced Beneficiary Protection Option to compensate us for the additional risk that we accept by providing the Option.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both during the Accumulation

Phase and the Payout Phase.


RETIREMENT INCOME GUARANTEE CHARGE

We impose a separate charge for each Retirement Income Guarantee Rider. The charges equal, on an annual basis, 0.05% of the income base for Retirement Income Guarantee Rider 1 and 0.30% of the income base for Retirement Income Guarantee Rider 2. We reserve the right to change the Rider fee. However, once we issue your Rider, we cannot change the Rider fee that applies to your Contract. The Rider 1 fee will never exceed 0.15% and the Rider 2 fee will never exceed 0.50%. See "Retirement Income Guarantee Riders" for details.


TRANSFER FEE

We impose a fee upon transfers in excess of 12 during any Contract Year. The fee is equal to 0.50% of the dollar amount transferred. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Fund Rebalancing Program.


WITHDRAWAL CHARGE

We may assess a withdrawal charge of up to 8% of the purchase payment(s) you withdraw. The charge declines to 0% after 8 years from the date we received the purchase payment being withdrawn. A schedule showing how the charge declines appears on page ___, above. During each Contract Year, you can withdraw up to 15% of your total purchase payments without paying the charge. Unused portions of this 15% "Free Withdrawal Amount" are not carried forward to future Contract Years. Credit Enhancements are not considered Purchase Payments when determining the Free Withdrawal Amount.

We will deduct withdrawal charges, if applicable, from the amount paid. For purposes of the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, earnings are considered to come out first, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

- on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

- the death of the Contract Owner or Annuitant (unless the Settlement Value is used);

-    withdrawals taken to satisfy IRS minimum distribution rules; or

-    withdrawals that qualify for one of the waivers described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts and to help defray the cost of the Credit Enhancement. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, or the cost of the Credit Enhancement, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

Confinement Waiver. We will waive the withdrawal charge on any withdrawal taken prior to the Payout Start Date under your Contract if the following conditions are satisfied:

     1) you or the Annuitant, if the Contract Owner is not a living individual, are first confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date,

     2) we receive your request for withdrawal and written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital, and

     3) a physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).

Terminal Illness Waiver. We will waive the withdrawal charge on any withdrawal under your Contract taken prior to the Payout Start Date if:

     1) you or the Annuitant, if the Contract Owner is not a living individual, are diagnosed by a physician as having a terminal illness (as defined in the Contract) at least 30 days after the Issue Date, and

     2) you provide adequate proof of diagnosis to us before or at the time you request the withdrawal.

Unemployment Waiver. We will waive the withdrawal charge on one partial or full withdrawal from your Contract, if you meet the following requirements:

     1) you or the Annuitant, if the Contract Owner is not a living individual, become unemployed at least one year after the Issue Date,

     2) you or the Annuitant receive unemployment compensation (as defined in the Contract) for at least 30 days as a result of that unemployment, and

     3) you or the Annuitant claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation.

You may exercise this benefit once before the Payout Start Date.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not need to pay our withdrawal charge because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.


PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. We may some time in the future discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract Owner's value in the investment alternative bears to the total Contract Value.


OTHER EXPENSES

Each Fund deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Fund whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectus for the Funds. For a summary of current estimates of those charges and expenses, see pages ___ above. We may receive compensation from the Funds' investment adviser, distributor, or their affiliates for administrative services we provide to the Funds.






ACCESS TO YOUR MONEY


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You can withdraw some or all of your Contract Value at any time prior to the

Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page __.

The amount payable upon withdrawal is the Contract Value next computed after we receive the request for a withdrawal at our home office, less any withdrawal charges, income tax withholding, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Standard Fixed Account Option. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored.

In general, you must withdraw at least $50 at a time. If you request a total withdrawal, we may require that you return your Contract to us.


POSTPONEMENT OF PAYMENTS

We may postpone the payment of any amounts due from the Variable Account under the Contract if:

     1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted,

     2)   an emergency exists as defined by the SEC, or

     3)   the SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Standard Fixed Account Option for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by law.


SYSTEMATIC WITHDRAWAL PROGRAM

You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. Please consult your sales representative or call us at 1-800-390-1277 for more information. Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Standard Fixed Account Option, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax adviser before taking any withdrawal.

MINIMUM CONTRACT VALUE

If your request for a partial withdrawal would reduce the Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and taxes.






INCOME PAYMENTS

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PAYOUT START DATE

The Payout Start Date is the day that income payments start under an Income Plan. The Payout Start Date must be at least one month after the Issue Date and on or before the later of:

-    the Annuitant's 90th birthday, or
-    the 10th Contract Anniversary.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS

You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

-    fixed income payments;
-    variable income payments; or
-    a combination of the two.

The three Income Plans are:

         Income Plan 1 -- Life Income with Guaranteed Payments. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

         Income Plan 2 -- Joint and Survivor Life Income with Guaranteed Payments. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant, named at the time the plan was selected, is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

         Income Plan 3 -- Guaranteed Payments for a Specified Period (5 Years to 30 Years). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. Income payments for less than 120 months may be subject to a withdrawal charge. We will deduct the mortality and expense risk charge from the assets of the Variable Sub-Accounts supporting this Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amount of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate the income payments at any time and receive a lump sum equal to the present value of the remaining payments due. A withdrawal charge may apply. We also assess applicable premium taxes against all income payments.

We may make other Income Plans available. You may obtain information about them by writing or calling us.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. We can make income payments in monthly, quarterly, semi-annual or annual installments, as you select. If the Contract Owner has not made any purchase payments for at least 2 years preceding the Payout Start Date, and either the Contract Value is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

     - terminate the Contract and pay you the Contract value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

     - we may reduce the frequency of your payments so that each payment will be at least $20.


VARIABLE INCOME PAYMENTS

The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Funds; and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. (We reserve the right to offer other assumed investment rates). If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

FIXED INCOME PAYMENTS

We guarantee income payment amounts derived from the Standard Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

     1)   deducting any applicable premium tax; and

     2) applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to six months or whatever shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


RETIREMENT INCOME GUARANTEE RIDERS

For owners up to and including age 75, you have the option to add to your Contract one of two Retirement Income Guarantee Riders (Rider 1 or Rider 2). Each Rider guarantees a minimum dollar amount (we call the "guaranteed income benefit") to be applied to an Income Plan. The Riders may not be available in all states.

Eligibility. To qualify for this benefit, you must meet the following conditions as of the Payout Start Date:

     - You must elect a Payout Start Date that is on or after the 10th anniversary of the date we issued the Rider (the "Rider Date");

     - The Payout Start Date must occur during the 30 day period following a Contract Anniversary;

     -    You must elect to receive fixed income payments; and

     - The Income Plan you have selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

     - 10 years, if the youngest Annuitant's age is 80 or less on the date the amount is applied, or

     - 5 years, if the youngest Annuitant's age is greater than 80 on the date the amount is applied.

Retirement Income Guarantee Rider 1. This Rider guarantees that the amount you apply to an Income Plan will not be less than the total of your purchase payments including any Credit Enhancements less any withdrawals and any applicable taxes.

The current charge for this Rider, on an annual basis, is 0.05% multiplied by the Income Base in effect on each Contract Anniversary. We deduct the fee only from your assets in the Variable Sub-Account(s). In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal a Rider fee that is pro rated to reflect the number of days the rider was in effect during the current Contract Year. In the case of a full withdrawal, the Rider fee is equal to 0.05% multiplied by the Income Base immediately prior to the withdrawal.

We calculate the Income Base that we use to determine the value of the guaranteed income benefit as follows:

     1)   On the Rider Date, the Income Base is equal to the Contract Value.

     2) After the Rider Date, we recalculate the Income Base when a purchase payment or withdrawal is made as follows:

          (a) For purchase payments, the Income Base is equal to the most recently calculated Income Base plus the purchase payment and any Credit Enhancement.

          (b) For withdrawals, the Income Base is equal to the most recently calculated Income Base reduced by a withdrawal adjustment, described below.

In the absence of any withdrawals or purchase payments, the Income Base will be equal to the Contract Value as of the Rider Date.

The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

         1) = withdrawal amount,
         2) = the Contract Value immediately prior to the withdrawal, and
         3) = the most recently calculated Income Base.

See Appendix B for an example representative of how the withdrawal adjustment applies.

The guaranteed income benefit amount is determined by applying the Income Base, less any applicable taxes, to the guaranteed rates for the Income Plan that you select. On the Payout Start Date, the income payment will be the greater of (i) the income payment produced by the guaranteed income benefit and (ii) the income payment provided in the fixed amount income payment provision of the Contract.

Retirement Income Guarantee Rider 2. This Rider guarantees that the amount you apply to an Income Plan will not be less than the greater of Income Base A or Income Base B described below.

The current annual charge for this Rider is 0.30% multiplied by the Income Base in effect on each Contract Anniversary. We deduct the fee only from your assets in the Variable Sub-Account(s). In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal a Rider fee that is pro rated to reflect the number of days the rider was in effect during the current Contract Year. In the case of a full withdrawal, the Rider fee is equal to 0.30% multiplied by the Income Base immediately prior to the withdrawal.

The Income Base is the greater of Income Base A and Income Base B. We determine each Income Base as follows:


     Income Base A. On the Rider Date, Income Base A is equal to the Contract Value. After the Rider Date, we recalculate Income Base A as follows on the Contract Anniversary and when a purchase payment or withdrawal is made:

          1) For purchase payments, Income Base A is equal to the most recently calculated Income Base plus the purchase payment and any Credit Enhancement.

          2) For withdrawals, Income Base A is equal to the most recently calculated Income Base reduced by a withdrawal adjustment.

          3) On each Contract Anniversary, Income Base A is equal to the greater of the Contract Value on that date or the most recently calculated Income Base A.

In the absence of any withdrawals or purchase payments, Income Base A will be equal to the greatest Contract Value as of the date and all Contract Anniversary Contract Values between the Rider Date and the Payout Start Date. We will recalculate Income Base A for purchase payments, for withdrawals and on Contract Anniversaries until the first Contract Anniversary after the 85th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the oldest Annuitant. After that date, we will recalculate Income Base A for purchase payments and withdrawals.

     Income Base B. On the Rider Date, Income Base B is equal to the Contract Value. After the Rider Date, Income Base B, plus any subsequent purchase payments and any Credit Enhancement and less a withdrawal adjustment for any subsequent withdrawals, will accumulate daily at a rate equal to 6% per year until the first day of the month following the oldest Contract Owner's or, if the Contract Owner is not a living individual, the Annuitant's 85th birthday.

For purposes of computing Income Base A or B, the withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

         1) = withdrawal amount,
         2) = the Contract Value immediately prior to the withdrawal, and
         3) = the most recently calculated Income Base.

See Appendix B for an example representative of how the withdrawal adjustment applies.

We determine the guaranteed income benefit amount by applying the Income Base, less any applicable taxes, to the guaranteed rates for the Income Plan that you select. On the Payout Start Date, the income payment will be the greater of (i) the income payment provided by the guaranteed income benefit or (ii) the income payment provided in the fixed amount income payment provision of the Contract.


CERTAIN EMPLOYEE BENEFIT PLANS

The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.






DEATH BENEFITS

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We will pay a death benefit prior to the Payout Start Date on:

1)       the death of any Contract Owner or
2)       the death of the Annuitant.

We will pay the death benefit to the new Contract Owner as determined immediately after the death. The new Contract Owner would be a surviving Contract Owner or, if none, the Beneficiary. In the case of the death of the Annuitant, we will pay the death benefit to the current Contract Owner.


Death Benefit Amount

Prior to the Payout Start Date, the death benefit is equal to the greatest of the following death benefit alternatives:

     1)   the Contract Value as of the date we determine the death benefit, or

     2) the sum of all purchase payments and Credit Enhancements, less any withdrawals, or

     3) the most recent Maximum Anniversary Value prior to the date we determine the death benefit (see "Maximum Anniversary Value" below).

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date. A request for payment of the death benefit must include Due Proof of Death. We will accept the following documentation as "Due Proof of Death":

     -    a certified copy of a death certificate,

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

     -    other documentation as we may accept in our sole discretion.

Maximum Anniversary Value. On the Issue Date, the Maximum Anniversary Value is equal to the initial purchase payment including Credit Enhancement. After the Issue Date, we recalculate the Maximum Anniversary Value when a purchase payment or withdrawal is made or on a Contract Anniversary as follows:

     1) For purchase payments, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the purchase payment including Credit Enhancement.

     2) For withdrawals, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value reduced by a withdrawal adjustment, as defined below.

     3) On each Contract Anniversary, the Maximum Anniversary Value is equal to the greater of the Contract Value or the most recently calculated Maximum Anniversary Value.

In the absence of any withdrawals or purchase payments, the Maximum Anniversary Value will be the greatest of all anniversary Contract Values on or prior to the date we calculate the death benefit.

We will recalculate the Maximum Anniversary Value until the first Contract Anniversary after the 80th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the Annuitant. After that date, we will recalculate the Maximum Anniversary Value only for purchase payments and withdrawals. The Maximum Anniversary Value will never be greater than the maximum death benefit allowed by any applicable state non-forfeiture laws.

Withdrawal Adjustment. The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

     (a)  = the withdrawal amount,

     (b) = the Contract Value immediately prior to the withdrawal, and

     (c) = the value of the applicable death benefit alternative immediately prior to the withdrawal.

See Appendix A for an example of a withdrawal adjustment.


ENHANCED BENEFICIARY PROTECTION OPTION

For Owners up to and including age 75, the Enhanced Beneficiary Protection Option is an optional benefit that you may elect. If you elect the Option, the death benefit will be the greater of the death benefit alternatives (1) through
(3) listed above, or (4) the Enhanced Beneficiary Protection Option. The Enhanced Beneficiary Protection Option may not be available in all states.

We will issue a rider to your Contract if you elect the Option. The Enhanced Beneficiary Protection Option on the date we issue the Contract rider ("Rider Date") is equal to the Contract Value on that date. After the Rider Date, the Enhanced Beneficiary Protection Option, plus any subsequent payments including Credit Enhancements and less a withdrawal adjustment, will accumulate daily at the rate of 5% per year until the earlier of:

     1)   the date we determine the death benefit, or

     2) the first Contract Anniversary following the 80th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the 80th birthday of the Annuitant.

We will determine the death benefit under the Enhanced Beneficiary Protection Option in the same manner as described under "Death Benefit Amount."


Death Benefit Payments

Death of Contract Owner. Within 180 days of the date of your death, the new Contract Owner may elect to:

     1)   receive the death benefit in a lump sum, or

     2) apply an amount equal to the death benefit to one of the available Income Plans described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

          (a)  over the life of the new Contract Owner,

          (b) for a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new Contract Owner, or

          (c) over the life of new Contract Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new Contract Owner.

Otherwise, the new Contract Owner will receive the Settlement Value. The "Settlement Value" is the Contract Value, less any applicable withdrawal charge and premium tax. The new Contract Owner may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge. We will calculate the Settlement Value as of the end of the Valuation Date coinciding with the requested distribution date for payment or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. If we receive a request after 3 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.

In any event, the entire value of the Contract must be distributed within 5 years after the date of death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the new Contract Owner is your spouse, then he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received Due Proof of Death (the next Valuation Date if we receive Due Proof of Death after 3 p.m. Central Time). The Contract may only be continued once. If the surviving spouse continues the Contract in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within 1 year of the date of death without incurring a withdrawal charge. Prior to the Payout Start Date, the death benefit of the continued Contract will be the greater of:

          - the sum of all purchase payments including Credit Enhancements less any withdrawals; or

          -    the Contract Value on the date we determine the death benefit; or

          - the Maximum Anniversary Value as defined in the "Death Benefit Amount" section, with the following changes:

          -    "Issue Date" is replaced by the date the Contract is continued,

          - "initial purchase payment including Credit Enhancement" is replaced with the death benefit as described at the end of the Valuation Period during which we received Due Proof of Death.

For Contracts with the optional Enhanced Beneficiary Protection Option.

          - the Enhanced Beneficiary Protection value as defined in the Rider, with the following changes:

          -    "Rider Date" is replaced by the date the Contract is continued,

          - "Contract Value" is replaced with the death benefit as described at the end of the Valuation Period during which we received Due Proof of Death.

If the new Contract Owner is a corporation, trust, or other non-natural person, then the new Contract Owner may elect, within 180 days of your death, to receive the death benefit in a lump sum or may elect to receive the Settlement Value in a lump sum within 5 years of death. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.

Death of Annuitant. If the Annuitant who is not also the Contract Owner dies prior to the Payout Start Date, the Contract Owner must elect one of the applicable options described below.

If the Contract Owner is a natural person, the Contract Owner may elect to continue the Contract as if the death had not occurred, or, if we receive Due Proof of Death within 180 days of the date of the Annuitant's death, the Contract Owner may choose to:

          1)   receive the death benefit in a lump sum; or

          2) apply the death benefit to an Income Plan that must begin within 1 year of the date of death.

If the Contract Owner elects to continue the Contract or to apply the death benefit to an Income Plan, the new Annuitant will be the youngest Contract Owner, unless the Contract Owner names a different Annuitant.

If the Contract Owner is a non-natural person, the non-natural Contract Owner may elect, within 180 days of the Annuitant's date of death, to receive the death benefit in a lump sum or may elect to receive the Settlement Value payable in a lump sum within 5 years of the Annuitant's date of death. If the non-natural Contract Owner does not make one of the above described elections, the Settlement Value must be withdrawn by the non-natural Contract Owner on or before the mandatory distribution date 5 years after the Annuitant's death. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.







MORE INFORMATION

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

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ALLSTATE

Allstate is the issuer of the Contract. Allstate is an Illinois stock life insurance company organized in 1957.

Allstate is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Several independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns A+ (Superior) to Allstate. Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong) financial strength rating and Moody's assigns an Aa2 (Excellent) financial strength rating to Allstate. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.


VARIABLE ACCOUNT

Allstate established the Allstate Life Insurance Company Separate Account A on January 27, 1999. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate.

The Variable Account consists of 24 Variable Sub-Accounts, each of which invests in a corresponding Fund. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Funds. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE FUNDS

Dividends  and  Capital  Gain  Distributions.
We automatically reinvest all dividends and capital gains distributions from the Funds in shares of the distributing Funds at their net asset value.

Voting  Privileges.
As a general matter, you do not have a direct right to vote the shares of the Funds held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Funds that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract Owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract Owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Fund as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-account by the net asset value per share of the corresponding Fund. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Fund shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

Changes in Funds.
If the shares of any of the Funds are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Fund and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

Conflicts  of  Interest.
The Funds sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Fund. The board of directors of the Funds monitors for possible conflicts among separate accounts buying shares of the Funds. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, the Funds' board of directors may require a separate account to withdraw its participation in a Fund. A Fund's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACT

Distribution. Allstate Life Financial Services Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062-7154, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. Contracts are sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by Allstate, either individually or through an incorporated insurance agency and have entered into a selling agreement with ALFS to sell the Contract.

We will pay commissions to broker-dealers who sell the Contracts. Commissions paid may vary, but we estimate that the total commission paid on all Contract sales will not exceed 6% of all purchase payments (on a present value basis). From time to time, we may pay or permit other promotional incentives, in cash or credit or other compensation. The commission is intended to cover distribution expenses. In some states, Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

Allstate may pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Contracts, including any liability to Contract Owners arising out of services rendered or Contracts issued.

Administration. We have primary responsibility for all administration of the Contracts and the Variable Account.

We provide the following administrative services, among others:

-    issuance of the Contracts;
-    maintenance of Contract Owner records;
-    Contract Owner services;
-    calculation of unit values;
-    maintenance of the Variable Account; and
-    preparation of Contract Owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS

If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.


LEGAL MATTERS

Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised Allstate on certain federal securities law matters. All matters of Illinois law pertaining to the Contracts, including the validity of the Contracts and Allstate's right to issue such Contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate.






TAXES

------------------------------------------------------------------------------

------------------------------------------------------------------------------

The following discussion is general and is not intended as tax advice. Allstate makes no guarantee regarding the tax treatment of any Contract or transaction involving a Contract.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

Taxation of Annuities in General

Tax Deferral. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

          1)   the owner is a natural person,

          2) the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

          3) Allstate is considered the owner of the Variable Account assets for federal income tax purposes.

Non-natural Owners. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for contracts owned by non-natural persons.

Diversification Requirements. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the owner during the taxable year. Although Allstate does not have control over the Funds or their investments, we expect the Funds to meet the diversification requirements.

Ownership Treatment. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Variable Account investments may cause an investor to be treated as the owner of the Variable Account. The Treasury Department also stated that future guidance would be issued regarding the extent that Owners could direct sub-account investments without being treated as Owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract Owners were not Owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

Taxation of Partial and Full Withdrawals. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

     -    made on or after the date the individual attains age 59 1/2,

     -    made to a beneficiary after the Contract Owner's death,

     -    attributable to the Contract Owner being disabled, or

     - for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

Taxation of Annuity Payments. Generally, the rule for income taxation of annuity payments received from a nonqualified contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

Taxation of Annuity Death Benefits. Death of a Contract Owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

     1) if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

     2) if distributed under an Income Plan, the amounts are taxed in the same manner as an income payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

Penalty Tax on Premature Distributions. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

     1)   made on or after the date the Contract Owner attains age 59 1/2,

     2)   made as a result of the Contract Owner's death or disability,

     3) made in substantially equal periodic payments over the Contract Owner's life or life expectancy,

     4)   made under an immediate annuity, or

     5)   attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

Aggregation of Annuity Contracts. All non-qualified deferred annuity contracts issued by Allstate (or its affiliates) to the same Contract Owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

Tax Qualified Contracts

Investments in qualified plans and IRA's are tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA.

Contracts may be used as investments with certain qualified plans such as:

     - Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

     -    Roth IRAs under Section 408A of the Code;

     -    Simplified Employee Pension Plans under Section 408(k) of the Code;

     -    Savings  Incentive  Match  Plans for  Employees  (SIMPLE)  Plans under
          Section 408(p) of the Code;

     -    Tax Sheltered Annuities under Section 403(b) of the Code;

     -    Corporate and Self Employed Pension and Profit Sharing Plans; and

     - State and Local Government and Tax-Exempt Organization Deferred Compensation Plans.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

Restrictions Under Section 403(b) Plans. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

-    attains age 59 1/2,
-    separates from service,
-    dies,
-    becomes disabled, or
- on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the contract value to another 403(b) plan.

Income Tax Withholding

Allstate is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

     (1)  required minimum distributions, or

     (2) a series of substantially equal periodic payments made over a period of at least 10 years, or,

     (3) over the life (joint lives) of the participant (and beneficiary).

Allstate may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.









PERFORMANCE INFORMATION

------------------------------------------------------------------------------

------------------------------------------------------------------------------


We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the Credit Enhancement and the deduction of insurance charges and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not withdrawal charges, where permitted. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Funds for the periods beginning with the inception dates of the Funds and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.









                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS


                                                                     Page

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS...............   2
THE CONTRACT........................................................   3
PERFORMANCE INFORMATION.............................................   4
CALCULATION OF ACCUMULATION UNIT VALUES.............................   9
CALCULATION OF VARIABLE INCOME PAYMENTS.............................  10
GENERAL MATTERS.....................................................  11
FEDERAL TAX MATTERS.................................................  12
QUALIFIED PLANS.....................................................  13
EXPERTS.............................................................  15
FINANCIAL STATEMENTS................................................ F-1


                 -----------------------------------------------




This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. We do not authorize anyone to provide any information or representations regarding the offering described in this prospectus other than as contained in this prospectus.



                                  [back cover]





                                   Appendix A

                 Withdrawal Adjustment Example - Death Benefits




         Issue Date: January 1, 2000

         Initial Purchase Payment: $50,000


Date           Type                Beginning     Transaction     Contract        Purchase        Maximum       Enhanced
                of                 Contract         Amount         Value         Payment       Anniversary    Beneficiary
            Occurrence              Value                          After          Value          Value           Value
                                                                Occurrence

                                                                                                  Death Benefit Amount
1/1/00      Issue Date                  -         $50,000       $47,750          $50,000       $50,000        $50,000

1/1/01  Contract Anniversary                      $     -       $55,000          $50,000       $55,000        $53,000

7/1/01   Partial Withdrawal                       $15,000       $45,000          $35,000       $41,250        $39,750





     The Purchase Payment Value is reduced by the amount of the withdrawal. The withdrawal adjustment reduces the Maximum Anniversary Value and Enhanced Beneficiary Value by the same proportion as the Contract Value.




Purchase Payment Value Death Benefit


Partial Withdrawal Amount                                                                      (w)      $15,000

Value of Applicable Death Benefit Amount Immediately Prior to Partial Withdrawal               (d)      $50,000

Adjusted Death Benefit                                                                                  $35,000

Maximum Anniversary Value Death Benefit



Partial Withdrawal Amount                                                                      (w)      $15,000

Contract Value Immediately Prior to Partial Withdrawal                                         (a)      $60,000

Value of Applicable Death Benefit Amount Immediately Prior to Partial Withdrawal               (d)      $55,000

Withdrawal Adjustment                                                                     [(w)/(a)]*(d) $13,750

Adjusted Death Benefit                                                                                  $41,250

Enhanced Beneficiary Protection Value Death Benefit

Partial Withdrawal Amount                                                                      (w)      $15,000

Contract Value Immediately Prior to Partial Withdrawal                                         (a)      $60,000

Value of Applicable Death Benefit Amount Immediately Prior to Partial Withdrawal               (d)      $53,000

Withdrawal Adjustment                                                                     [(w)/(a)]*(d) $13,250

Adjusted Death Benefit                                                                                  $39,750








                                   Appendix B
                        Withdrawal Adjustment Example -
                       Retirement Income Guarantee Riders




         Issue Date: January 1, 2000

         Initial Purchase Payment: $50,000

Date                 Type        Beginning       Transaction      Contract    Purchase        Maximum          6%
                      of          Contract          Amount          Value      Payment      Anniversary      Roll-Up


                  Occurrence       Value                            After       Value          Value          Value
                                                                 Occurrence

                                                                                      Income Benefit Amount
1/1/00        Issue Date                -       $50,000         $52,000       $52,000       $52,000          $52,000
1/1/01   Contract Anniversary     $55,000             -         $55,000       $52,000       $55,000          $55,120
7/1/01    Partial Withdrawal      $60,000       $15,000         $45,000       $39,000       $41,250          $41,340





     The withdrawal adjustment equals the partial withdrawal amount divided by the Contract Value immediately prior to the partial withdrawal multiplied by the value of the applicable benefit amount immediately prior to the partial withdrawal.




Purchase Payment Value Income Benefit


Partial Withdrawal Amount                                                               (w)           $15,000

Contract Value Immediately Prior to Partial Withdrawal                                  (a)           $60,000

Value of Applicable Income Benefit Amount Immediately Prior to Partial Withdrawal       (d)           $50,000

Withdrawal Adjustment                                                                [(w)/(a)]*(d)    $12,500

Adjusted Income
Benefit                                                                                               $37,500

Maximum Anniversary Value Income Benefit

Partial Withdrawal Amount                                                               (w)           $15,000

Contract Value Immediately Prior to Partial Withdrawal                                  (a)           $60,000

Value of Applicable Income Benefit Amount Immediately Prior to Partial Withdrawal       (d)           $55,000

Withdrawal Adjustment                                                                [(w)/(a)]*(d)    $13,750



Adjusted Income
Benefit                                                                                               $41,250

6% Roll-Up Value Income Benefit

Partial Withdrawal Amount                                                               (w)           $15,000

Contract Value Immediately Prior to Partial Withdrawal                                  (a)           $60,000

Value of Applicable Death Benefit Amount Immediately Prior to Partial Withdrawal        (d)           $53,000

Withdrawal Adjustment                                                                [(w)/(a)]*(d)    $13,250

Adjusted Death
Benefit                                                                                               $39,750

                  The Putnam Allstate Advisor Plus



Allstate Life Insurance Company         Statement of Additional Information
3100 Sanders Road                             dated February 3, 2000
Northbrook, Illinois 60062
1-800-390-1277



This Statement of Additional Information supplements the information in the prospectus for The Putnam Allstate Advisor Plus variable annuity contract. This Statement of Additional Information is not a prospectus. You should read it with the prospectus dated February 3, 2000 for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Contract.




                                TABLE OF CONTENTS

Description                                                           Page
Additions, Deletions or Substitutions of Investments.................  2
The Contract.........................................................  3
Performance Information..............................................  4
Calculation of Accumulation Unit Values..............................  9
Calculation of Variable Income Payments.............................. 10
General Matters...................................................... 11
Federal Tax Matters.................................................. 12
Qualified Plans...................................................... 13
Experts.............................................................. 15
Financial Statements................................................. F-1










ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

-----------------------------------------------

We may add, delete, or substitute the Fund shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Fund with those of another Fund of the same or different mutual fund if the shares of the Fund are no longer available for investment, or if we believe investment in any Fund would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract Owner's interest in a Variable Sub-Account until we have notified the Contract Owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Fund of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract Owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Funds. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.








THE CONTRACT

----------------------------------------------------------

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. The principal underwriter for the Variable Account, Allstate Life Financial Services, Inc. ("ALFS"), distributes the Contracts. ALFS is an affiliate of Allstate. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.


TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract Owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.



PERFORMANCE INFORMATION

----------------------------------------------------------

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract Owner.


STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:
                               n
                    1000(1 + T) = ERV

where:

         T     = average annual total return

         ERV     = ending redeemable value of a hypothetical $1,000 payment
                   (plus $40 credit thereon) made at the beginning of 1, 5, or 10 year periods or shorter period

         n    = number of years in the period

         1000  = hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Free Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

The standardized total returns for the Variable Sub-Accounts for the periods ended December 31, 1999 are set out below. The Contract was first offered for sale as of the date of this Statement of Additional Information. Accordingly, the performance shown reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current charges under the Contract that would have applied had it been available during the period shown. No standardized total returns are shown for Putnam VT American Government Income and Putnam VT Growth Opportunities Variable Sub-Accounts, which had not commenced operations as of the date of this Statement of Additional Information.









                Putnam Allstate Advisor Plus Contract

The Variable Sub-Accounts commenced operations on April 30, 1999.


(Without the Enhanced Beneficiary Protection Option or Retirement Income Guarantee Rider)

                                             Since Inception
                                                    of
Variable Sub-Account                           Sub-Account
Putnam Asia Pacific Growth                       128.63%
Putnam Diversified Income                         -6.55%
The George Putnam Fund                           -14.99%
Putnam Global Asset Allocation                     6.31%
Putnam Global Growth                              97.81%
Putnam Growth and Income                         -16.85%
Putnam Health Sciences                             4.72%
Putnam High Yield                                 -5.52%
Putnam Income                                     -8.84%
Putnam International Growth                       70.25%
Putnam International Growth and Income            10.61%
Putnam International New Opportunities           142.92%
Putnam Investors                                  30.33%
Putnam Money Market                               -2.04%
Putnam New Opportunities                          94.08%
Putnam New Value                                 -22.27%
Putnam OTC & Emerging Growth                     178.99%
Putnam Research                                   20.82%
Putnam Small Cap Value                             0.14%
Putnam Utilities Growth and Income                -4.70%
Putnam Vista                                      64.03%
Putnam Voyager                                    68.38%



---------------





                (With the Enhanced Beneficiary Protection Option)

                                          Since Inception
                                                of
Variable Sub-Account                        Sub-Account
Putnam Asia Pacific Growth                    128.27%
Putnam Diversified Income                      -6.70%
The George Putnam Fund                        -15.13%
Putnam Global Asset Allocation                  6.14%
Putnam Global Growth                           97.80%
Putnam Growth and Income                      -16.99%
Putnam Health Sciences                          4.55%
Putnam High Yield                              -5.67%
Putnam Income                                  -8.99%
Putnam International Growth                    69.98%
Putnam International Growth and Income         10.43%
Putnam International New Opportunities        142.54%
Putnam Investors                               30.12%
Putnam Money Market                            -2.20%
Putnam New Opportunities                       93.77%
Putnam New Value                              -22.40%
Putnam OTC & Emerging Growth                  178.55%
Putnam Research                                20.63%
Putnam Small Cap Value                         -0.02%
Putnam Utilities Growth and Income             -4.86%
Putnam Vista                                   63.77%
Putnam Voyager                                 68.11%
--------------

                   (With Retirement Income Guarantee Rider 2)

                                         Since Inception
                                               of
Variable Sub-Account                       Sub-Account
Putnam Asia Pacific Growth                   128.57%
Putnam Diversified Income                     -6.59%
The George Putnam Fund                       -15.03%
Putnam Global Asset Allocation                 6.26%
Putnam Global Growth                          97.76%
Putnam Growth and Income                     -16.89%
Putnam Health Sciences                         4.68%
Putnam High Yield                             -5.56%
Putnam Income                                 -8.88%
Putnam International Growth                   70.20%
Putnam International Growth and Income        10.57%
Putnam International New Opportunities       142.86%
Putnam Investors                              30.28%
Putnam Money Market                           -2.09%
Putnam New Opportunities                      94.02%
Putnam New Value                             -22.31%
Putnam OTC & Emerging Growth                 178.93%
Putnam Research                               20.78%
Putnam Small Cap Value                         0.09%
Putnam Utilities Growth and Income            -4.75%
Putnam Vista                                  63.98%
Putnam Voyager                                68.33%
--------------

(With the Enhanced Beneficiary Protection Option and Retirement Income Guarantee Rider 2)

                                            Since Inception
                                                  of
Variable Sub-Account                          Sub-Account
Putnam Asia Pacific Growth                      128.21%
Putnam Diversified Income                        -6.74%
The George Putnam Fund                          -15.17%
Putnam Global Asset Allocation                    6.09%
Putnam Global Growth                             97.75%
Putnam Growth and Income                        -17.03%
Putnam Health Sciences                            4.51%
Putnam High Yield                                -5.72%
Putnam Income                                    -9.03%
Putnam International Growth                      69.93%
Putnam International Growth and Income           10.39%
Putnam International New Opportunities          142.48%
Putnam Investors                                 30.07%
Putnam Money Market                              -2.25%
Putnam New Opportunities                         93.72%
Putnam New Value                                -22.44%
Putnam OTC & Emerging Growth                    178.49%
Putnam Research                                  20.58%
Putnam Small Cap Value                           -0.07%
Putnam Utilities Growth and Income               -4.90%
Putnam Vista                                     63.72%
Putnam Voyager                                   68.06%
--------------


NON-STANDARDIZED TOTAL RETURNS


From time to time, we also may quote rates of return that reflect changes in the values of each Variable Sub-Account's accumulation units. We may quote these "non-standardized total returns" on an annualized, cumulative, year-by-year, or other basis. These rates of return take into account asset-based charges, such as the mortality and expense risk charge and administration charge. However, these rates of return do not reflect, withdrawal charges or any taxes. Such charges, if reflected, would reduce the performance shown. Non-standardized total returns will not take into account the amount of any Credit Enhancement.

Annualized returns reflect the rate of return that, when compounded annually, would equal the cumulative rate of return for the period shown. We compute annualized returns according to the following formula:

        Annualized Return = (1 + r)1/n -1

        where r = cumulative rate of return for the period shown, and n = number of years in the period.

The method of computing annualized rates of return is similar to that for computing standardized performance, described above, except that rather than using a hypothetical $1,000 investment and the ending redeemable value thereof, we use the changes in value of an accumulation unit.

Cumulative rates of return reflect the cumulative change in value of an accumulation unit over the period shown. Year-by-year rates of return reflect the change in value of an accumulation unit during the course of each year shown. We compute these returns by dividing the accumulation unit value at the end of each period shown, by the accumulation unit value at the beginning of that period, and subtracting one. We compute other total returns on a similar basis.

We may quote non-standardized total returns for 1, 3, 5 and 10 year periods, or period since inception of the Variable Sub-Account's operations, as well as other periods, such as "year-to-date" (prior calendar year end to the day stated in the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); the prior calendar year; and the "n" most recent calendar years.

The non-standardized annualized total returns for the Variable Sub-Accounts for the period ended December 31, 1999 are set out below. The Contract was first offered for sale as of the date of this Statement of Additional Information. Accordingly, the performance shown reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current asset-based charges (but not the withdrawal charge or taxes) under the Contract that would have applied had it been available during the period shown. No non-standardized total returns are shown for Putnam VT American Government Income and Putnam VT Growth Opportunities Variable Sub-Accounts, which had not commenced operations as of the date of this Statement of Additional Information.

             Putnam Allstate Advisor Plus Contract

The Variable Sub-Accounts commenced operations on April 30, 1999.

(Without the Enhanced Beneficiary Protection Option or Retirement Income Guarantee Rider)

                                             Since Inception
                                                   of
Variable Sub-Account                           Sub-Account
Putnam Asia Pacific Growth                        128.19%
Putnam Diversified Income                          -2.34%
The George Putnam Fund                            -10.58%
Putnam Global Asset Allocation                     10.17%
Putnam Global Growth                               98.58%
Putnam Growth and Income                          -12.40%
Putnam Health Sciences                              8.63%
Putnam High Yield                                  -1.34%
Putnam Income                                      -4.58%
Putnam International Growth                        72.04%
Putnam International Growth and Income             14.36%
Putnam International New Opportunities            141.90%
Putnam Investors                                   33.48%
Putnam Money Market                                 2.05%
Putnam New Opportunities                           94.99%
Putnam New Value                                  -17.70%
Putnam OTC & Emerging Growth                      176.47%
Putnam Research                                    24.27%
Putnam Small Cap Value                              4.17%
Putnam Utilities Growth and Income                 -0.55%
Putnam Vista                                       66.05%
Putnam Voyager                                     70.24%
--------------

           (With the Enhanced Beneficiary Protection Option)

                                          Since Inception
                                                of
Variable Sub-Account                        Sub-Account
Putnam Asia Pacific Growth                    127.85%
Putnam Diversified Income                      -2.49%
The George Putnam Fund                        -10.72%
Putnam Global Asset Allocation                 10.01%
Putnam Global Growth                           98.57%
Putnam Growth and Income                      -12.53%
Putnam Health Sciences                          8.47%
Putnam High Yield                              -1.49%
Putnam Income                                  -4.72%
Putnam International Growth                    71.78%
Putnam International Growth and Income         14.18%
Putnam International New Opportunities        141.53%
Putnam Investors                               33.28%
Putnam Money Market                             1.89%
Putnam New Opportunities                       94.69%
Putnam New Value                              -17.83%
Putnam OTC & Emerging Growth                  176.05%
Putnam Research                                24.08%
Putnam Small Cap Value                          4.01%
Putnam Utilities Growth and Income             -0.70%
Putnam Vista                                   65.80%
Putnam Voyager                                 69.98%
--------------






           (With Retirement Income Guarantee Rider 2)

                                         Since Inception
                                               of
Variable Sub-Account                       Sub-Account
Putnam Asia Pacific Growth                   128.19%
Putnam Diversified Income                     -2.34%
The George Putnam Fund                       -10.58%
Putnam Global Asset Allocation                10.17%
Putnam Global Growth                          98.58%
Putnam Growth and Income                     -12.40%
Putnam Health Sciences                         8.63%
Putnam High Yield                             -1.34%
Putnam Income                                 -4.58%
Putnam International Growth                   72.04%
Putnam International Growth and Income        14.36%
Putnam International New Opportunities       141.90%
Putnam Investors                              33.48%
Putnam Money Market                            2.05%
Putnam New Opportunities                      94.99%
Putnam New Value                             -17.70%
Putnam OTC & Emerging Growth                 176.47%
Putnam Research                               24.27%
Putnam Small Cap Value                         4.17%
Putnam Utilities Growth and Income            -0.55%
Putnam Vista                                  66.05%
Putnam Voyager                                70.24%
--------------

(With the Enhanced Beneficiary Protection Option and Retirement Income Guarantee Rider 2)

                                       Since Inception
                                              of
Variable Sub-Account                      Sub-Account
Putnam Asia Pacific Growth                  127.85%
Putnam Diversified Income                    -2.49%
The George Putnam Fund                      -10.72%
Putnam Global Asset Allocation               10.01%
Putnam Global Growth                         98.57%
Putnam Growth and Income                    -12.53%
Putnam Health Sciences                        8.47%
Putnam High Yield                            -1.49%
Putnam Income                                -4.72%
Putnam International Growth                  71.78%
Putnam International Growth and Income       14.18%
Putnam International New Opportunities      141.53%
Putnam Investors                             33.28%
Putnam Money Market                           1.89%
Putnam New Opportunities                     94.69%
Putnam New Value                            -17.83%
Putnam OTC & Emerging Growth                176.05%
Putnam Research                              24.08%
Putnam Small Cap Value                        4.01%
Putnam Utilities Growth and Income           -0.70%
Putnam Vista                                 65.80%
Putnam Voyager                               69.98%
--------------

ADJUSTED HISTORICAL TOTAL RETURNS


We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the performance of the underlying Funds and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended December 31, 1999 are set out below. No adjusted historical total returns are shown for Putnam VT American Government Income and Putnam VT Growth Opportunities Variable Sub-Accounts because the underlying Funds commenced operations on January 31, 2000.








             Putnam Allstate Advisor Plus Contract

(Without the Enhanced Beneficiary Protection Option or a Retirement Income Guarantee Rider)



                                                         Ten Years or Since
Variable Sub-Account                         One Year         Five Years   Inception of Fund*
Putnam Asia Pacific Growth                    105.16%              N/A           12.59%
Putnam Diversified Income                      -2.68%            5.06%            3.49%
The George Putnam Fund                         -4.89%              N/A           -1.37%
Putnam Global Asset Allocation                  7.58%           15.32%           10.76%
Putnam Global Growth                           63.99%           25.81%           15.81%
Putnam Growth and Income                       -2.97%           17.72%           12.45%
Putnam Health Sciences                         -8.54%              N/A           -0.28%
Putnam High Yield                               1.48%            6.97%            9.34%
Putnam Income                                  -6.68%            5.45%            6.11%
Putnam International Growth                    56.98%              N/A           28.36%
Putnam International Growth and Income         20.46%              N/A           16.18%
Putnam International New Opportunities        100.77%              N/A           31.05%
Putnam Investors                               26.22%              N/A           25.72%
Putnam Money Market                            -0.39%            3.13%            3.49%
Putnam New Opportunities                       66.26%           31.27%           28.72%
Putnam New Value                               -4.20%              N/A            5.38%
Putnam OTC & Emerging Growth                  124.94%              N/A           62.22%
Putnam Research                                23.88%              N/A           36.93%
Putnam Small Cap Value                            N/A              N/A            0.14%
Putnam Utilities Growth and Income             -5.26%           15.43%           11.08%
Putnam Vista                                   49.36%              N/A           29.25%
Putnam Voyager                                 54.91%           30.03%           20.65%
--------------

* Each of the above Funds (Class IB) corresponding to the Variable Sub-Accounts commenced operations on April 30, 1998, except for the Putnam VT Diversified Income, Growth and Income, and International Growth Funds, which commenced operations on April 6, 1998, the Putnam VT Research Fund, which commenced operations September 30, 1998 and the Putnam VT Small Cap Value Fund, which commenced operations April 30, 1999. For periods prior to the inception dates of the Funds (Class IB), the performance shown is based on the historical performance of the Funds (Class IA), adjusted to reflect the current expenses of the Funds (Class IB). The inception dates for the Funds (Class IA) are as follows:

Global Asset Allocation, Growth and Income, Income, High Yield, Money Market, and Voyager commenced operations on February 1, 1988; Global Growth commenced operations on May 1, 1990; Utilities Growth and Income commenced operations on May 1, 1992; Diversified Income commenced operations on September 15, 1993; New Opportunities commenced operations on May 2, 1994; Asia Pacific Growth commenced operations on May 1, 1995; International Growth, International Growth and Income, International New Opportunities, New Value and Vista commenced operations on January 2, 1997; The George Putnam Fund of Boston, Health Sciences, Investors and OTC & Emerging Growth commenced operations on April 30, 1998.

(With the Enhanced Beneficiary Protection Option and Retirement Income Guarantee Rider 2)*


                                                          Ten Years or Since
Variable Sub-Account                          One Year        Five Years    Inception of Fund**
Putnam Asia Pacific Growth                    104.81%            N/A             12.38%
Putnam Diversified Income                      -2.87%            4.87%            3.30%
The George Putnam Fund                         -5.07%            N/A             -1.56%
Putnam Global Asset Allocation                  7.37%           15.11%           10.57%
Putnam Global Growth                           63.87%           25.62%           15.62%
Putnam Growth and Income                       -3.16%           17.52%           12.26%
Putnam Health Sciences                         -8.72%            N/A             -0.48%
Putnam High Yield                               1.28%            6.77%            9.15%
Putnam Income                                  -6.86%            5.26             5.93%
Putnam International Growth                    56.70%            N/A             28.13%
Putnam International Growth and Income         20.23%            N/A             15.96%
Putnam International New Opportunities        100.43%            N/A             31.47%
Putnam Investors                               25.99%            N/A             25.48%
Putnam Money Market                            -0.58%            2.93%            3.31%
Putnam New Opportunities                       65.96%           31.04%           28.50%
Putnam New Value                               -4.38%            N/A              5.19%
Putnam OTC & Emerging Growth                  124.56%            N/A             61.93%
Putnam Research                                23.65%            N/A             36.67%
Putnam Small Cap Value                          N/A              N/A             -0.07%
Putnam Utilities Growth and Income             -5.45%           15.23            10.89%
Putnam Vista                                   49.09%            N/A             29.02%
Putnam Voyager                                 54.64%           29.81%           20.45%
--------------



         *Performance figures have been adjusted to reflect the current charge for the Enhanced Beneficiary Protection Option and Retirement Income Guarantee Rider 2 as if those features had been available throughout the periods shown.

         ** The inception dates for the Funds appear in the first footnote to the preceding table. For periods prior to the inception dates of the Funds (Class IB), the performance shown is based on the historical performance of the Funds (Class IA), adjusted to reflect the current expenses of the Funds (Class
IB). The inception dates for the Funds (Class IA) are shown on the first note to the preceding table.

        (With the Enhanced Beneficiary Protection Option)*



                                                           Ten Years or Since
Variable Sub-Account                          One Year         Five Years   Inception of Fund**
Putnam Asia Pacific Growth                      104.84%            N/A             12.41%
Putnam Diversified Income                        -2.84%            4.89%            3.32%
The George Putnam Fund                           -5.04%            N/A             -1.52%
Putnam Global Asset Allocation                    7.40%           15.14%           10.59%
Putnam Global Growth                             63.90%           25.64%           15.64%
Putnam Growth and Income                         -3.13%           17.54%           12.28%
Putnam Health Sciences                           -8.69%            N/A             -0.44%
Putnam High Yield                                 1.31%            6.80%            9.17%
Putnam Income                                    -6.83%            5.28%            5.95%
Putnam International Growth                      56.73%            N/A             28.15%
Putnam International Growth and Income           20.26%            N/A             15.99%
Putnam International New Opportunities          100.46%            N/A             31.50%
Putnam Investors                                 26.02%            N/A             25.52%
Putnam Money Market                              -0.55%            2.96%            3.33%
Putnam New Opportunities                         65.99%           31.06%           28.52%
Putnam New Value                                 -4.35%            N/A              5.21%
Putnam OTC & Emerging Growth                    124.59%            N/A             61.97%
Putnam Research                                  23.68%            N/A             36.72%
Putnam Small Cap Value                            N/A              N/A             -0.02%
Putnam Utilities Growth and Income               -5.42%           15.25%           10.91%
Putnam Vista                                     49.12%            N/A             29.05%
Putnam Voyager                                   54.67%           29.83%           20.47%
--------------





         *Performance figures have been adjusted to reflect the current charge for the Enhanced Beneficiary Protection Option as if that feature had been available throughout the periods shown.

         ** The inception dates for the Funds appear in the first footnote to the preceding table. For periods prior to the inception dates of the Funds (Class IB), the performance shown is based on the historical performance of the Funds (Class IA), adjusted to reflect the current expenses of the Funds (Class
IB). The inception dates for the Funds (Class IA) are shown on the first note to the first table above.

          (With Retirement Income Guarantee Rider 2)*





                                                              Ten Years or Since
Variable Sub-Account                               One Year        Five Years   Inception of Fund**
Putnam Asia Pacific Growth                          105.13%            N/A             12.56%
Putnam Diversified Income                            -2.71%            5.04%            3.46%
The George Putnam Fund                               -4.92%            N/A             -1.40%
Putnam Global Asset Allocation                        7.55%           15.29%           10.74%
Putnam Global Growth                                 63.96%           25.79%           15.78%
Putnam Growth and Income                             -3.00%           17.70%           12.43%
Putnam Health Sciences                               -8.57%           N/A              -0.32%
Putnam High Yield                                     1.45%            6.94%            9.32%
Putnam Income                                        -6.71%            5.43%            6.09%
Putnam International Growth                          56.95%            N/A             28.33%
Putnam International Growth and Income               20.43%            N/A             16.15%
Putnam International New Opportunities              100.74%            N/A             31.67%
Putnam Investors                                     26.19%            N/A             25.68%
Putnam Money Market                                  -0.42%            3.10%            3.46%
Putnam New Opportunities                             66.23%           31.25%           28.70%
Putnam New Value                                     -4.23%            N/A              5.36%
Putnam OTC & Emerging Growth                        124.91%            N/A             62.18%
Putnam Research                                      23.85%            N/A             36.89%
Putnam Small Cap Value                                N/A              N/A              0.09%
Putnam Utilities Growth and Income                   -5.29%           15.41%           11.06%
Putnam Vista                                         49.33%            N/A             29.23%
Putnam Voyager                                       54.88%           30.01%           20.64%
--------------



         *Performance figures have been adjusted to reflect the current charge for Retirement Income Guarantee Rider 2 as if that feature had been available throughout the periods shown. For purposes of computing the Rider fee, we assumed that Income Base B applied, that there were no additional purchase payments or withdrawals, and that the Contract Issue Date coincided with the inception date of the Fund (Class IA).

         ** The inception dates for the Funds appear in the first footnote to the preceding table. For periods prior to the inception dates of the Funds (Class IB), the performance shown is based on the historical performance of the Funds (Class IA), adjusted to reflect the current expenses of the Funds (Class
IB). The inception dates for the Funds (Class IA) are shown on the first note to the first table above.



CALCULATION OF ACCUMULATION UNIT VALUES

----------------------------------------------


The value of Accumulation Units will change each Valuation Period according to the investment performance of the Fund shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m.Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.


NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

   (A) is the sum of:

       (1) the net asset value per share of the Fund underlying the Variable Sub-Account determined at the end of the current
       Valuation Period; plus,

       (2) the per share amount of any dividend or capital gain distributions made by the Fund underlying the Variable
       Sub-Account during the current Valuation Period;

   (B) is the net asset value per share of the Fund underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

   (C) is the mortality and expense risk charge corresponding to the portion of the current calendar year that is in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

---------------------------------------------------------


We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.


CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Fund in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

- multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

- dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

     The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

     We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

-----------------------------------------------------


INCONTESTABILITY

We will not contest the Contract after we issue it.


SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract Owner(s) death (or Annuitant's death if there is a non-natural Contract Owner) before we will settle a death claim.


SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Fund shares held by each of the Variable Sub-Accounts.

The Funds do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Funds' prospectuses for a more complete description of the custodian of the Funds.


PREMIUM TAXES

Applicable premium tax rates depend on the Contract Owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.


TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

-------------------------------------------------------


THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE INSURANCE COMPANY

Allstate is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate, and its operations form a part of Allstate, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate does not intend to make provisions for any such taxes. If Allstate is taxed on investment income or capital gains of the Variable Account, then Allstate may impose a charge against the Variable Account in order to make provision for such taxes.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE

There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain Qualified Contracts; (3) Contracts purchased by employers upon the termination of certain qualified plans; (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


IRS REQUIRED DISTRIBUTION AT DEATH RULES

In order to be considered an annuity contract for federal income tax purposes, the Contract must provide: (1) if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner's death; (2) if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.






QUALIFIED PLANS

---------------------------------------------------------


The Contract may be used with several types of qualified plans. Allstate reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Contract Owners and participants under the plan and Annuitants and Beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.


INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.


ROTH INDIVIDUAL RETIREMENT ANNUITIES

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth Individual Retirement Annuities are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the owner's death, attributable to the owner being disabled or for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth Individual Retirement Annuity. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.


SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' individual retirement annuities if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.


TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the Contract Value to another 403(b) plan.


CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.


STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION
DEFERRED COMPENSATION PLANS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a
Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.




EXPERTS
----------------------------------------------------------

The combined statutory basis financial statements of Allstate as of and for the periods ended December 31, 1998 that appear in this Statement of Additional Information (which is incorporated by reference in the prospectus of Allstate Life Insurance Company Separate Account A of Allstate Life Insurance Company) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

----------------------------------------------------------

The combined statutory basis financial statements of Allstate as of and for the periods ended December 31,1998 and the accompanying Independent Auditors' Report appear on the pages that follow. The financial statements of the Variable Account as of and for the period ended December 31, 1999 and Allstate as of and for the period ended September 30, 1999 also appear on the pages that follow and are unaudited. The financial statements of Allstate included herein should be considered only as bearing upon the ability of Allstate to meet its obligations under the Contracts.

                         ALLSTATE LIFE INSURANCE COMPANY
                         -------------------------------


                 Combined Financial Statements (Statutory Basis)
                    for the Years Ended December 31, 1998 and
                      1997 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS OF
ALLSTATE LIFE INSURANCE COMPANY:


We have audited the accompanying combined statutory basis statements of financial position of Allstate Life Insurance Company (a wholly-owned subsidiary of Allstate Insurance Company) and U.S. domiciled, life and accident and health insurance subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related combined statutory basis statements of operations, capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company has prepared these combined financial statements using accounting practices prescribed or permitted by the insurance department of the applicable state of domicile, which is a comprehensive basis of accounting other than generally accepted accounting principles. The effects on the combined financial statements of the differences between statutory basis of accounting and generally accepted accounting principles, are material.

In our opinion, because of the effects of the differences between the two bases of accounting referred to in the preceding paragraph, such combined financial statements do not present fairly, in conformity with generally accepted accounting principles, the financial position of Allstate Life Insurance Company and U.S. domiciled, life and accident and health insurance subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Allstate Life Insurance Company and, U.S. domiciled, life and accident and health insurance subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, on the basis of accounting described in Note 2.




/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 2, 1999

                         ALLSTATE LIFE INSURANCE COMPANY
                    COMBINED STATEMENTS OF FINANCIAL POSITION
                                (Statutory Basis)

                                                              DECEMBER 31,
                                                     ---------------------------
($ in thousands)                                           1998         1997
                                                     ------------- -------------

ASSETS
Cash and invested assets
     Bonds (fair value $25,480,639 and $24,315,518)   $23,359,823  $22,487,471
     Preferred stocks (alternative carrying value
         $325,954 and $271,468)                           294,478      231,794
     Common stocks (cost $232,780 and $246,739)           428,034      443,135
     Mortgage loans on real estate                      3,316,586    2,987,144
     Real estate                                           25,196      246,550
     Policy loans                                         570,001      528,367
     Cash                                                  90,715       65,060
     Short-term investments                               420,013      102,178
     Other invested assets                                232,855      300,536
     Allocation of assets from the Separate Accounts            -       28,869
                                                       ----------  -----------
          Cash and invested assets                     28,737,701   27,421,104
Investment income due and accrued                         342,535      335,034
Life and accident and health insurance
     premiums due and deferred                            129,692      120,652
Other assets                                               69,655       98,527
Assets related to Separate Accounts                    10,877,884    8,207,364
                                                       ----------  -----------
      Total assets                                    $40,157,467  $36,182,681
                                                      ===========  ===========

LIABILITIES
Policy benefit and other insurance reserves           $26,073,039  $25,160,084
Interest maintenance reserve                              116,821       79,702
Federal income taxes due or accrued                        30,813       31,260
Payable to parent and affiliates                           64,045       63,619
Other liabilities and accrued expenses                    162,900       68,761
Asset valuation reserve                                   374,475      366,553
Allocation of assets to the Separate Accounts              32,164            -
Liabilities related to Separate Accounts               10,877,884    8,207,364
                                                      -----------   ----------
         Total liabilities                             37,732,141   33,977,343
                                                       ----------   ----------

CAPITAL AND SURPLUS
Preferred capital stock                                   174,999      162,279
Capital paid up (common stock, $214 and $200 par
  value, in 1998 and 1997, respectively; 22,700 and
  21,400 shares authorized, issued and outstanding
  in 1998 and 1997, respectively)                           4,858        4,280
Gross paid in and contributed capital                     556,526      556,826
Unassigned surplus                                      1,688,943    1,481,953
                                                      -----------    ---------
      Total capital and surplus                         2,425,326    2,205,338
                                                      -----------  -----------
      Total liabilities, capital  and surplus         $40,157,467  $36,182,681
                                                      ===========  ===========


See notes to combined financial statements (statutory basis).

                         ALLSTATE LIFE INSURANCE COMPANY
                        COMBINED STATEMENTS OF OPERATIONS
                                (Statutory Basis)

                                                                 YEAR ENDED DECEMBER 31,
                                                                 ------------------------
($ in thousands)                                                   1998           1997
                                                                 -----------  -----------
REVENUES
Premiums and annuity considerations                              $ 6,016,947  $ 5,036,034
Net investment income, including amortization of the
     interest maintenance reserve of $82,428 and $42,847           2,132,327    2,097,481
Income from fees associated with Separate Accounts                   119,987       86,414
Operations from Separate Accounts                                       --         (1,829)
Other income                                                         156,397      108,267
                                                                 -----------  -----------
                                                                   8,425,658    7,326,367
                                                                 -----------  -----------
POLICY BENEFITS AND EXPENSES
Provision for policy benefits                                      4,369,917    3,892,440
Commissions and general insurance expenses                           993,773      886,677
Insurance taxes, licenses and fees                                    66,870       67,585
Net transfers to Separate Accounts                                 1,393,665      918,406
Maturities and other scheduled payments                            1,258,517    1,099,014
                                                                 -----------  -----------
                                                                   8,082,742    6,864,122
                                                                 -----------  -----------
Net gain from operations before dividends to policyholders,
  federal income taxes and net realized capital gains                342,916      462,245
Dividends to policyholders                                               169          219
                                                                 -----------  -----------
Net gain from operations after dividends to policyholders and
  before federal income taxes and net realized capital gains         342,747      462,026
Federal income taxes                                                 105,789      160,091
                                                                 -----------  -----------

Net gain from operations after dividends to policyholders and
  federal income taxes and before net realized capital gains         236,958      301,935
Net realized capital gains less federal income taxes and
     amounts transferred to the interest maintenance reserve         148,863       68,498
                                                                 -----------  -----------
Net income                                                       $   385,821  $   370,433
                                                                 ===========  ===========


See notes to combined financial statements (statutory basis).



                         ALLSTATE LIFE INSURANCE COMPANY
                   COMBINED STATEMENTS OF CAPITAL AND SURPLUS
                              (Statutory Basis)

                                                                         YEAR ENDED DECEMBER  31,
                                                                        -------------------------
($ in thousands)                                                         1998          1997
                                                                        -----------   -----------
CAPITAL AND SURPLUS, BEGINNING OF YEAR                                  $ 2,205,338   $ 1,849,905

Net income                                                                  385,821       370,433

Change in net unrealized capital gains                                      (32,471)       41,845

Change in non-admitted assets                                               (12,170)       (9,699)

Change in reserve on account of change in valuation basis                   (15,816)         --

Change in asset valuation reserve                                            (7,922)       90,693

Federal income tax prior-period adjustment                                     --         (27,029)

Net deferrral (amortization) of gain on disposition of credit business       (2,076)        9,219

Dividends to stockholders                                                  (108,376)     (133,652)

Capital contributions                                                        12,998        13,623
                                                                        -----------   -----------

CAPITAL AND SURPLUS, END OF YEAR                                        $ 2,425,326   $ 2,205,338
                                                                        ===========   ===========



See notes to combined financial statements (statutory basis).




                         ALLSTATE LIFE INSURANCE COMPANY
                        COMBINED STATEMENTS OF CASH FLOWS
                                (Statutory Basis)

                                                              YEAR ENDED DECEMBER  31,
                                                            ---------------------------
($ in thousands)                                                1998             1997
                                                            ------------   ------------
CASH FROM OPERATIONS
Premiums and annuity considerations                         $  4,654,152   $  2,849,838
Annuity and other fund deposits                                1,241,216      2,084,764
Investment income received                                     1,948,065      1,964,536
Other premiums, considerations and deposits                      114,532         89,849
Income from fees associated with Separate Accounts               119,987         86,414
Allowances and reserve adjustments received
      on reinsurance ceded                                       127,034         99,829
Other income received                                             14,458          5,388
Life and accident and health claims,
     surrender benefits and other benefits paid               (4,733,438)    (4,171,885)
Commissions, other expenses and taxes paid
     (excluding federal income taxes)                         (1,046,252)      (941,673)
Net transfers to Separate Accounts                            (1,373,785)    (1,025,577)
Dividends paid to policyholders                                     (188)          (212)
Federal income taxes paid (excluding tax on capital gains)      (106,233)      (118,743)
                                                            ------------   ------------
         Net cash from operations                                959,548        922,528
                                                            ------------   ------------
CASH FROM INVESTMENTS
Proceeds from investments sold, matured or repaid,
     net of tax                                               10,452,592      9,518,100
Cost of long-term investments acquired                       (11,075,203)   (10,453,422)
Net increase in policy loans                                     (41,633)       (38,041)
                                                            ------------   ------------
         Net cash from (used for) investments                   (664,244)      (973,363)
                                                            ------------   ------------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Surplus paid in                                                   12,720         13,343
Dividends to stockholders                                       (108,098)      (133,372)
Other                                                            143,564         29,596
                                                            ------------   ------------
         Net cash from (used for) financing and
             miscellaneous sources                                48,186        (90,433)
                                                            ------------   ------------
Net change in cash and short-term investments                    343,490       (141,268)
Cash and short-term investments at beginning of year             167,238        308,506
                                                            ------------   ------------
Cash and short-term investments at end of year              $    510,728   $    167,238
                                                            ============   ============


See notes to combined financial statements (statutory basis).

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


     ($ in thousands)


1.   GENERAL

     BASIS OF PRESENTATION

          The accompanying combined statutory basis financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned U.S. domiciled life, accident and health insurance subsidiaries, Northbrook Life Insurance Company ("NLIC"), Lincoln Benefit Life Company ("LBL"), Surety Life Insurance Company ("SLIC"), Glenbrook Life and Annuity Company ("GLAC"), and Allstate Life Insurance Company of New York ("ALNY") (collectively the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). To conform with the 1998 presentation, certain amounts in the prior year's financial statements and notes have been reclassified.

     NATURE OF OPERATIONS

          The Company markets a broad line of life insurance, annuity and group pension products countrywide. Life insurance includes traditional products such as whole life and term life insurance, as well as universal life and other interest-sensitive life products. Annuities include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities such as structured settlement annuities. The Company's group pension products include guaranteed investment contracts and retirement annuities. In 1998, annuity premiums and deposits represented approximately 75% of the Company's total statutory premiums and deposits.

          The Company utilizes various modeling techniques in managing the relationship between assets and liabilities. The fixed income securities supporting the Company's obligations have been selected to meet, to the extent possible, the anticipated cash flow requirements of the related liabilities. The Company employs strategies to minimize its exposure to interest rate risk and to maintain investments which are sufficiently liquid to meet obligations to contractholders in various interest rate scenarios.

          The Company monitors economic and regulatory developments which have the potential to impact its business. Such events would present an increased level of competition for sales of the Company's life and annuity products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

          Although the Company currently benefits from agreements with financial services entities which market and distribute its products, consolidation within that industry and specifically, a change in control of those entities with which the Company partners, could affect the Company's sales.

          Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and
     (2) increasing competition in the capital markets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     STATUTORY BASIS OF PRESENTATION

          The combined financial statements were prepared in accordance with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass accounting practices not so prescribed. The Company has received permission to include investment income, unrealized gains and losses and realized gains and losses on hedging investments used to hedge the equity risk embedded in equity indexed annuity products in investment income. This permitted practice does not materially effect surplus or risk-based capital.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

          The NAIC authorized a project to codify statutory accounting practices among the various states. The NAIC has approved revised statutory accounting principles as a result of the codification project. Dates for adoption and implementation, however, will be determined on an individual state basis. The requirements are not expected to have a material impact on the statutory surplus of the Company.

          Accounting practices and procedures of the NAIC as prescribed or permitted by the insurance department of the applicable state of domicile comprise a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). The more significant differences are as follows:

     a. Certain costs of acquiring new business, principally agents' remuneration, certain underwriting costs and direct mail solicitation costs, are expensed as incurred rather than deferred and amortized to income as premiums are earned.

     b. Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company's estimates of mortality, interest and withdrawals. The effect, if any,on reserves due to a change in reserve on account of change in valuation basis is recorded directly to unassigned surplus rather than included in the determination of net gain from operations.

     c. The asset valuation reserve ("AVR") is determined by formula and is based on the Company's holdings of mortgages, real estate, bonds, stocks and other invested assets. This valuation reserve requires appropriation of surplus to provide for possible losses on these investments. Realized and unrealized capital gains and losses, other than those resulting from interest rate changes, are added or charged to the AVR. Changes in the AVR are recorded directly to unassigned surplus. Under GAAP, provisions are recognized for declines in the value of fixed income securities that are other than temporary and impaired mortgage loans. Such writedowns are included in realized capital gains and losses.

     d. The interest maintenance reserve ("IMR") is used to defer realized capital gains and losses, net of tax, on sales, calls and maturities of bonds and certain other investments which result from interest rate changes. These gains and losses are then amortized into investment income over the expected remaining life of the investments sold. This reserve is not provided under GAAP.

     e.   Bonds are generally stated at amortized cost rather than fair value.

     f. Certain assets, principally prepaid commissions, computer software and furniture and equipment, are designated as "non-admitted assets," and are charged directly to unassigned surplus in the statutory financial statements.

     g. Taxes are provided for amounts currently due or recoverable. Deferred income taxes resulting from temporary differences between the statutory financial statement and tax bases of assets and liabilities are not reflected in the statutory financial statements.

     h. Premium receipts and benefits on universal life-type and investment contracts are recorded as revenue and expense for statutory purposes. Under GAAP, revenues on universal life-type contracts are comprised of contract charges and fees which are recognized when assessed against the policyholder account balance, and revenues on investment contracts include contract charges and fees for contract administration and surrenders. Additionally, premium receipts on universal life-type and investment contracts are considered deposits and are recorded as interest-bearing liabilities.

     i. Certain postretirement benefits are accrued when employees are eligible for such benefits rather than over the period employees become eligible.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)

     j. Pension cost is equal to the amount to be funded in accordance with accepted actuarial cost methods rather than recognizing pension cost over the period the participants render service to the Company and recording a liability currently for all unfunded costs.

     k. Reinsurance recoverables on unpaid losses are reported as a reduction of policy benefit and other insurance reserves rather than reported as an asset.

     l. The assets and reserves relating to market value adjusted annuity contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees or contract administration and surrenders.

     INVESTMENTS
          Investments are stated at values prescribed by the NAIC. Bonds, including collateralized mortgage obligations and other structured securities, are stated at amortized cost or, for lower credit ratings at the lower of amortized cost or NAIC fair value. Preferred stocks are stated at the lower of cost or fair value. Short-term investments are stated at amortized cost, which approximates fair value.

          Mortgage loans are carried at amortized cost. The maximum and minimum lending rates were 8.1% and 6.3%,respectively, for loans made in 1998. The maximum percentage of any one loan to the value of the security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 80.4% for loans made in 1998. Fire insurance is required on all properties securing mortgage loans in an amount which is at least equal to the lesser of either the insurable value of the improvements or the outstanding principal balance of the loan. Such coverage either exceeds the outstanding principal balance less the value of the land or provides coverage equal to the replacement cost of the improvements.

          Investments in real estate and properties acquired in satisfaction of debt are stated at lower of depreciated cost or fair value.

          Common stocks are carried at market value. Policy loans are carried at the unpaid principal balances. Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method based on estimated principal repayments. Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

     DERIVATIVE FINANCIAL INSTRUMENTS

          Derivative financial instruments include swaps, futures, forwards and options, including caps and floors. When derivatives meet specific criteria they may be designated as accounting hedges and accounted for on either a fair value, deferral, or accrual basis, depending upon the nature of the hedge strategy, the method used to account for the hedged items and the derivative used. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis. If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished or the occurrence of a hedged anticipatory transaction is no longer probable), the Company terminates the derivative position. Gains and losses on these terminations are reported in realized capital gains and losses in the period they occur. The Company may also terminate derivatives as a result of other events or circumstances. Gains and losses on these terminations are either deferred and amortized over the remaining life of either the hedge or the hedged item, whichever is shorter, or are reported in capital and surplus, consistent with the accounting for the hedged item.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)

          FAIR VALUE ACCOUNTING Under fair value accounting, realized and unrealized gains and losses on derivatives are recognized in either earnings, or capital and surplus when they occur.

          The Company accounts for certain equity-indexed options as hedges on a fair value basis when certain criteria are met. The derivative must reduce the primary market risk exposure (e.g., interest rate risk or equity price risk, foreign currency risk) of the hedged item in conjunction with the specific hedge strategy; be designated as a hedge at the inception of the transaction; and have a notional amount and term that does not exceed the carrying value and expected maturity, respectively, of the hedged item. In addition, options must have a reference index (e.g., S&P 500) that is the same as, or highly correlated with, the reference index of the hedged item.

          For certain equity-indexed options, changes in fair value are reported net of tax in capital and surplus exclusive of interest accruals. Changes in fair value of certain other equity-indexed options are reflected as an adjustment of the hedged item. Premiums paid for equity-indexed options are reported as equity securities and amortized to net investment income over the lives of the agreements.

          The Company also has certain derivatives for which hedge accounting is not applied and therefore are accounted for on a fair value basis. These derivatives primarily consist of equity indexed instruments and certain interest rate futures. Gains and losses on these derivatives are recognized in net investment income or realized capital gains and losses during the period as incurred.

          DEFERRAL ACCOUNTING Under deferral accounting, gains and losses on derivatives are deferred on the statement of financial position and recognized in earnings in conjunction with earnings on the hedged item. The Company accounts for interest rate futures and certain foreign currency forwards as hedges using deferral accounting for anticipatory investment purchases and sales, when the criteria for futures and forwards are met. For futures or forwards contracts, the derivative must reduce the primary market risk exposure on an enterprise or transaction basis in conjunction with the hedge strategy; be designated as a hedge at the inception of the transaction; and be highly correlated with fair value of or interest income or expense associated with the hedged item at inception and throughout the hedge period. In addition, anticipated transactions must be probable of occurrence and their significant terms and characteristics identified.

          Changes in fair values of these derivatives are initially deferred as other liabilities and accrued expenses. Once the anticipated transaction occurs, the deferred gains or losses are considered part of the cost basis of the asset and reported net of tax in capital and surplus or recognized as a gain or loss from disposition of the asset, as appropriate. The Company reports initial margin deposits on futures in short-term investments. Fees and commissions paid on these derivatives are also deferred as an adjustment to the carrying value of the hedged item.

          ACCRUAL ACCOUNTING Under accrual accounting, interest income or expense related to the derivative is accrued and recorded as an adjustment to the interest income or expense on the hedged item. The Company accounts for interest rate swaps, caps, floors, and certain foreign currency swaps as hedges on an accrual basis when certain criteria are met (as discussed above under fair value accounting for options).

          Premiums paid for interest rate caps and floors are reported as other investments and amortized to net investment income over the lives of the agreements.

     PREMIUM REVENUE

          Premiums for traditional life, individual accident and health insurance, fixed periodic premium annuities, and group life and accident and health insurance are recognized as revenue when due. Premiums for all single and flexible premium life and annuity products are recognized as revenue when collected.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     SEPARATE ACCOUNTS

          The Company issues flexible premium deferred variable annuities, variable life policies and certain guaranteed investment contracts, and market value adjusted annuities, the assets and liabilities of which are legally segregated and reflected in the accompanying combined statements of financial position as assets and liabilities of the Separate Accounts. The assets of the Separate Accounts are carried at fair value. The assets and liabilities related to Separate Accounts represent funds of GLAC, NLIC, ALNY and LBL variable annuity and variable life contracts, the Allstate Life Insurance Company Separate Account guaranteed indexed contracts ("SAGIC") and guaranteed indexed separate account ("GISA") and ALIC and ALNY market value adjusted annuity contracts (collectively, the "Separate Accounts").

          Separate Account premium deposits, benefit expenses and contract charges for investment management and policy administration are recorded by the Company and reflected in the accompanying statements of operations. Separate Accounts which contain the variable annuities, variable life and SAGIC are unit investment trusts and are generally registered with the Securities and Exchange Commission ("SEC"). Investment income and realized and unrealized capital gains and losses of the variable annuity, variable life and SAGIC, assets other than the portion related to the Company's ownership in the Separate Accounts, accrue directly to the contractholders and, therefore, are not included in the Company's combined statements of operations.

          The market value adjusted annuities are non-unitized investment products, and are registered with the SEC. Investment income, including realized and unrealized capital gains and losses related to the assets which support the market value adjusted annuities, accrues to the Company. Investment income, premium deposits and benefit expenses are recorded by the Company and reflected in the accompanying combined statements of operations in "Net transfers to Separate Accounts." Reserve liabilities for such contracts are valued using a market interest rate.

          The guaranteed indexed separate account contracts are non-unitized investment products. Investment income, including realized and unrealized capital gains and losses related to the assets which support the guaranteed indexed Separate Account contracts accrues to the Company. Investment income, premium deposits and benefit expenses are recorded by the Company and reflected in the accompanying combined statements of operations in "Net transfers to Separate Accounts". Reserve liabilities for such contracts are valued using a market interest rate. ALIC guarantees the principal and a rate of return based on an established index. ALIC maintains assets in the Separate Account that are sufficient to fund the guaranteed benefits of the contract.

     RESERVES FOR POLICY BENEFITS

          Policy benefit reserves for traditional and flexible premium insurance are computed actuarially according to the Commissioners' Reserve Valuation Method with interest and mortality applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners' Annuity Reserve Valuation Method ("CARVM") with appropriate statutory interest and mortality assumptions. Reserve interest rates ranged from 2.0% to 7.25% for life products and from 2.5% to 11.25% for annuity products.

          Policy benefit reserves for group life and accident and health insurance include claim reserves and unearned premiums. Claim reserves, including incurred but not reported claims, represent management's estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

          Commitments to invest, commitments to extend mortgage loans and financial guarantees have only off-balance-sheet risk because their contractual amounts are not recorded in the Company's combined statements of financial position.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     USE OF ESTIMATES

          The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     3.   RELATED PARTY TRANSACTIONS

     BUSINESS OPERATIONS

          The Company utilizes services and business facilities owned, or leased and operated by AIC in conducting its business activities. The Company reimburses AIC for operating expenses incurred by AIC in providing these services to the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of the services provided. Expenses allocated to the Company were $461,231 and $424,108 in 1998 and 1997, respectively.

     STRUCTURED SETTLEMENT ANNUITIES

          AIC, through an affiliate, purchased $63,842 and $51,557 of structured settlement annuities from the Company in 1998 and 1997, respectively, at prices determined based on prevailing interest rates at the time of purchase. The provision for policy benefits was increased by approximately 94% of such premium received in each of these years. The affiliate, which is not an insurance company, purchases surety bonds from AIC to guaranty payment of future benefits. AIC received $469 and $396 in 1998 and 1997, respectively.

     REINSURANCE

          Premiums earned include reinsurance assumed from AIC pertaining to group credit disability business. The effect of these transactions on premiums earned and net income is not material.

          ALIC has reinsurance agreements with NLIC, LBL, SLIC, and GLAC. These agreements stipulate that ALIC reinsures substantially all of the contract liability of each subsidiary company, along with all contract related premiums and expenses. ALIC also reinsures certain policies of ALNY for amounts in excess of ALNY's retention. The reinsurance ceded contracts do not discharge the subsidiary company as the primary insurer.

          In 1997, ALIC and LBL amended their reinsurance treaty in order to retrocede all credit life and credit health policies and certificates back to LBL. Simultaneously, LBL and Protective Life Insurance Company ("Protective"), an unaffiliated insurer, entered into a 100% coinsurance agreement to cede all of these policies and certificates to Protective. ALIC paid LBL a $41.4 million reinsurance premium which LBL then paid to Protective. LBL paid ALIC an $18.5 million commission allowance and received an $18.5 million commission allowance from Protective. During 1997, ALIC recognized a pretax gain of $23.0 million on the transaction of which $10.3 million, after tax, was credited directly to surplus. The unamortized deferred gain after tax, at December 31, 1998 was $7.1 million.

     LOAN AGREEMENT
          ALIC, NLIC, and GLAC entered into an intercompany loan agreement with the Corporation on February 1, 1996. As of December 31, 1998, no borrowings were outstanding.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     CAPITAL CONTRIBUTIONS AND DIVIDENDS

          In 1998 and 1997, ALIC paid common stock dividends of $97,000 and $131,237, respectively, to AIC. On December 31, 1998 and 1997, ALIC authorized an additional 1,300 and 1,400 shares, respectively, and issued these shares in an aggregate amount of $278 and $280, at December 31, 1998 and 1997, respectively, representing a stock dividend to AIC.

          In 1998 and 1997, ALIC paid preferred stock Series A dividends of $3,025 and $2,136, respectively, to The Northbrook Corporation, a wholly owned subsidiary of AIC. ALIC issued 127,200 and 133,430 shares of Series A redeemable preferred stock, net of redemptions, to The Northbrook Corporation for which it received net proceeds of $12,720 and $13,343 in 1998 and 1997, respectively. As of December 31, 1998, ALIC has 579,990 shares of Series A preferred stock outstanding. Cash dividends are at a rate reasonably equivalent to short-term interest rates as determined from time to time (but not more frequently than quarterly) by the Board of Directors by reference to a widely accepted floating index of short-term rates. Par value is $100 per share. Liquidation value is $100 per share plus accrued and unpaid dividends. The shares are redeemable at the option of ALIC at any time five years after the issue date at a price of $100 plus accrued and unpaid dividends.

          In 1998 and 1997, ALIC paid preferred stock, Series B dividends of $8,073 and $8,095, respectively, to AIC. Cash dividends on preferred stock Series B shares are at a rate per annum equal to 6.9%, payable annually in arrears on the last business day of each year to the shareholder of record on the immediately preceding business day. Dividends shall accrue and be cumulative from the date the last dividend was paid. The dividend payable shall be computed on the basis of a 365 day year and the actual number of days such share is outstanding, including the date of issue of the share and the date of the dividend payment. Par value is $100 per share. Liquidation value is $100 per share plus accrued and unpaid dividends. The shares are redeemable at the option of the Company at any time five years after the issue date at a price of $100 plus accrued and unpaid dividends.

          On December 4, 1997, ALIC sold all of the outstanding capital stock of Glenbrook Life Insurance Company ("GLIC") to Sears Roebuck and Co. ALIC received proceeds of $10.4 million and recognized a $3.5 million gain on the sale. Prior to the sale, GLIC declared an extraordinary dividend payable to ALIC, of which $3.2 million was recognized as dividend income and $4.8 million was recorded as a retirement of common stock. Additionally, ALIC contributed capital of $1.5 million to GLIC prior to sale.

4.       STRATEGIC ALLIANCE

          NLIC has a strategic alliance with Dean Witter Reynolds Inc. ("Dean Witter"), a wholly owned subsidiary of Morgan Stanley Dean Witter, to develop, market and distribute proprietary annuity and life insurance products through Dean Witter account executives. Dean Witter provides a portion of the funding for these products through loans to an affiliate of the Company. Morgan Stanley Dean Witter's, wholly owned subsidiary, Dean Witter Intercapital Inc., is the investment manager for the Dean Witter Variable Investment Series, one of the funds in which the assets of the NLIC Separate Accounts are invested. Morgan Stanley Dean Witter's wholly owned subsidiary, Morgan Stanley Asset Management Inc., is the investment manager of Morgan Stanley Universal Funds, Inc., one of the funds in which the assets of the NLIC Separate Accounts are invested. Morgan Stanley Dean Witter's wholly owned subsidiary, Van Kampen American Capital Asset Management, Inc.is the investment manager of Van Kampen American Capital Life Invesment Trust, one of the funds in which the assets of the NLIC Separate Accounts are invested.

          Under the terms of the strategic alliance, NLIC has agreed to use Dean Witter as an exclusive distribution channel for its products. Although the strategic alliance is cancelable by either party, termination of the alliance would not impact existing policies and contracts.



                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

5.   INVESTMENTS

          The statement value, which is principally amortized cost, gross unrealized gains and losses, and fair value for bonds are as follows:

                                                                     GROSS UNREALIZED
                                                    STATEMENT        ----------------         FAIR
                                                      VALUE       GAINS          LOSSES       VALUE
AT DECEMBER 31,1998                                -----------  -----------  -----------   -----------

  U.S. government and agencies                     $ 2,010,246  $   751,820  $    (2,749)  $ 2,759,317
  Municipal                                            539,751       51,757         (367)      591,141
  Foreign government                                    22,449          529       (4,195)       18,783
  Corporate                                         13,373,900    1,150,468      (60,629)   14,463,739
  Mortgage-backed securities                         5,645,370      235,706      (27,320)    5,853,756
  Asset-backed securities                            1,768,107       28,825       (3,028)    1,793,904
                                                   -----------  -----------  -----------   -----------
     Total                                         $23,359,823  $ 2,219,105  $   (98,288)  $25,480,640
                                                   ===========  ===========  ===========   ===========


                                                                     GROSS UNREALIZED
                                                    STATEMENT        ----------------         FAIR
                                                      VALUE       GAINS          LOSSES       VALUE
AT DECEMBER 31,1997                                -----------  -----------  -----------   -----------
                                                           --           --           --            --
  U.S.government and agencies                      $ 1,904,149  $   546,212  $    (1,242)  $ 2,449,119
  Municipal                                            674,585       38,060         (971)      711,674
  Foreign government                                     3,079          230         --           3,309
  Corporate                                         12,555,812    1,010,472      (15,032)   13,551,252
  Mortgage-backed securities                         5,484,523      240,712      (19,529)    5,705,706
  Asset-backed securities                            1,865,323       29,853         (718)    1,894,458
                                                   -----------  -----------  -----------   -----------
     Total                                         $22,487,471  $ 1,865,539  $   (37,492)  $24,315,518
                                                   ===========  ===========  ===========   ===========


SCHEDULED MATURITIES

         The scheduled maturities for bonds are as follows at December 31, 1998:



                                         STATEMENT      FAIR
                                           VALUE        VALUE
                                        -----------  -----------
Due in one year or less                 $   690,980  $   697,654
Due after one year through five years     3,895,607    4,095,717
Due after five years through ten years    5,921,147    6,237,738
Due after ten years                       5,880,516    7,228,618
                                        -----------  -----------
                                         16,388,250   18,259,727
Mortgage-and asset-backed securities      6,971,573    7,220,913
                                        -----------  -----------
     Total                              $23,359,823  $25,480,640
                                        ===========  ===========

          Actual maturities may differ from those scheduled as a result of prepayment by the issuers.



                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     NET INVESTMENT INCOME
     YEAR ENDED DECEMBER 31

                                        1998           1997
                                     -----------   -----------
Bonds                                $ 1,767,954   $ 1,725,432
Preferred stock                           20,451        11,715
Common stock                               9,025        47,007
Mortgage loans                           259,402       267,130
Real estate                               41,072        58,584
Policy loans                              37,783        35,606
Short-term                                15,098        12,196
Other                                    (26,109)      (29,403)
                                     -----------   -----------
   Investment income                   2,124,676     2,128,267
  Investment expense                      74,777        73,631
                                     -----------   -----------
  Net investment income              $ 2,049,899   $ 2,054,636
                                     ===========   ===========

REALIZED CAPITAL GAINS
YEAR ENDED DECEMBER 31

                                         1998          1997
                                     -----------   -----------
Realized capital gains               $   412,846   $   209,090
Income tax expense                      (144,437)      (75,188)
                                     -----------   -----------
                                         268,409       133,902
Amount transferred to IMR               (119,546)      (65,404)
                                     -----------   -----------
                                     $   148,863   $    68,498
                                     ===========   ===========

     Proceeds from sales of bonds were $3,331,162 and $2,482,982 in 1998 and 1997, respectively. Gross gains of $64,521 and $32,518 and gross losses of $28,436 and $28,754 were realized on sales of bonds during 1998 and 1997, respectively.

     INVESTMENT   CONCENTRATION  FOR  MUNICIPAL  BOND  AND  COMMERCIAL  MORTGAGE
PORTFOLIOS AND OTHER INVESTMENT INFORMATION

     The Company maintains a diversified portfolio of state and municipal bonds. The largest concentrations in the portfolio are presented below. Except for the following, holdings in no other state exceeded 5.0% of the portfolio at December 31, 1998 and 1997:

(% OF TOTAL STATE AND MUNICIPAL BONDS CARRYING VALUE)

                                                        1998         1997
                                                        ----         ----
          California                                    34.3%        34.5%
          Illinois                                      13.5         11.1
          Ohio                                          12.7         10.5
          New York                                      10.9         10.6
          Georgia                                        1.2          5.4

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceed 5.0% of the portfolio at December 31, 1998 and 1997:


           (% OF COMMERCIAL MORTGAGES CARRYING VALUE)
                                                      1998              1997
                                                      ----              ----
           California                                 23.0%             23.5%
           New York                                    9.5               9.9
           Illinois                                    7.7               7.3
           Florida                                     5.6               5.3
           Connecticut                                 5.0               4.4
           Texas                                       4.9               6.2
           Pennsylvania                                4.8               5.6

         The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:


           (% OF COMMERCIAL MORTGAGES CARRYING VALUE)
                                                      1998              1997
                                                      ----              ----
           Retail                                     30.8%             33.2%
           Office buildings                           28.1              24.4
           Warehouse                                  16.4              18.8
           Apartment complexes                        16.8              16.9
           Industrial                                  2.5               2.4
           Other                                       5.4               4.3
                                                     -----             -----
                                                     100.0%            100.0%
                                                     =====             =====

     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 1998, for loans that were not in foreclosure are as follows:

                        NUMBER OF LOANS         STATEMENT VALUE        PERCENT
                        ---------------         ---------------        -------

           1999               35                $   189,048             5.7%
           2000               48                    299,385             9.1
           2001               56                    259,333             7.9
           2002               43                    210,589             6.4
           2003               50                    265,197             8.1
           Thereafter        371                  2,067,595            62.8
                             ---                -----------           -----
               Total         603                $ 3,291,147           100.0%
                             ===                ===========           =====

     In 1998, $308,652 of commercial mortgage loans were contractually due. Of these, 55.7% were paid as due, 32.7% were refinanced at prevailing market terms, 3.0% were foreclosed or are in the process of foreclosure, and 8.6% were in the process of refinancing or restructuring discussions.

     At December 31, 1998 statement value of investments, excluding common stock, that were non-income producing during 1998, was $100.

     At December 31, 1998, bonds with a statement value of $62,469 were on deposit with regulatory authorities as required by law.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)

6.   FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverables) and liabilities (including policy benefit and other insurance reserves) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, including accrued investment income, cash and claims payments outstanding are generally of a short-term nature. It is assumed that their carrying value approximates fair value.

     FINANCIAL ASSETS

     The statement value and fair value of financial assets at December 31, are as follows:


                                        1998                      1997
                               ------------------------  ------------------------
                                STATEMENT      FAIR        STATEMENT     FAIR
                                  VALUE       VALUE         VALUE        VALUE
                                  -----       -----         -----        -----

Bonds                          $23,359,823  $25,480,640  $22,487,471  $24,315,518
Preferred stocks                   294,478      325,954      231,794      271,468
Common stocks                      428,034      428,034      443,135      443,135
Mortgage loans on real estate    3,316,556    3,548,495    2,987,144    3,163,241
Short-term investments             420,013      420,013      102,178      102,178
Policy loans                       570,001      570,001      528,367      528,367
Assets related to
  Separate Accounts             10,877,884   10,877,884    8,207,364    8,207,364


Statement value and fair value include the effects of derivative financial instruments where applicable.

     Fair values for bonds are based upon the prices reported in the NAIC Valuation of Securities Manual. External pricing sources are used for those securities in which NAIC prices are unlisted. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Common and preferred stocks are valued based principally on quoted market prices. Non-combined subsidiaries are valued at book value. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose statement value approximates fair value.

     The statement value of policy loans approximates its fair value. Assets related to Separate Accounts are carried in the combined statements of financial position at fair value based on quoted market prices.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

FINANCIAL LIABILITIES

         The statement value and fair value of financial liabilities at December 31, are as follows:

                                                   1998                     1997
                                        ------------------------  ------------------------

                                          STATEMENT     FAIR        STATEMENT     FAIR
                                           VALUE        VALUE        VALUE        VALUE
                                           -----        -----        -----        -----

Reserves for investment contracts       $15,622,197  $15,742,617  $15,431,332  $15,670,481
Liabilities related to
   Separate Accounts                     10,877,884   10,877,884    8,207,364    8,207,364


     The fair value of benefit reserves for non-life contingent annuity products ("reserves for investment contracts") is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Liabilities related to Separate Accounts are carried at the fair value of the underlying assets.

     DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments include swaps, futures, forwards and options, including caps and floors. The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate, equity price and foreign currency risk), in conjunction with asset/liability management. The Company does not hold or issue these instruments for trading purposes.

     The following table summarizes the contract or notional amount, credit exposure, fair value and carrying value of the Company's derivative financial instruments at December 31, as follows:


                                                                              1998
                                                 ---------------------------------------------------------------
                                                     CONTRACT/                                       STATEMENT
                                                     NOTIONAL        CREDIT          FAIR          VALUE ASSETS/
                                                      AMOUNT        EXPOSURE         VALUE         (LIABILITIES)
                                                 --------------  --------------  --------------   --------------
INTEREST RATE CONTRACTS
Interest rate swap agreements
  Pay floating rate, receive fixed rate          $      413,443  $       18,099  $       27,471   $           --
  Pay fixed rate, receive floating rate                 960,069              --         (31,966)              --
  Pay floating rate, receive floating rate               72,700              --            (501)              --
Financial futures and forward contracts                 127,200              --            (108)             835
Euro Dollars Futures                                    100,000               2               2               --
Interest rate cap and floor agreements                3,044,000           2,757           2,757            4,858
                                                 --------------  --------------   --------------  --------------
     Total interest rate contracts                    4,717,412          20,858          (2,345)           5,693
                                                 --------------  --------------   --------------  --------------
EQUITY AND COMMODITY CONTRACTS
Commodity and total return swap agreements               97,772             264             264             --
Options, warrants and financial futures                 625,299         206,628         206,628          160,762
                                                 --------------  --------------   --------------  --------------
     Total equity and commodity contracts               723,071         206,892         206,892          160,762
                                                 --------------  --------------   --------------  --------------
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                         78,716            --            (3,205)            --
                                                 --------------  --------------   --------------  --------------
     Total derivative financial instruments      $    5,519,199  $      227,750  $      201,342   $      166,455
                                                 ==============  ==============   ==============  ==============




                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)
                                                                           1997
                                                 --------------------------------------------------
                                                 Contract/                             Statement
                                                  Notional     Credit        Fair      Value Assets/
                                                  Amount      Exposure       Value    (Liabilities)
                                                 ----------  ----------   ----------  -------------

INTEREST RATE CONTRACTS
Interest rate swap agreements
  Pay floating rate, receive fixed rate          $  430,528  $   13,543   $   20,303   $        -
  Pay fixed rate, receive floating rate             496,241           -      (14,127)           -
  Pay floating rate, receive floating rate          115,330           -       (1,024)           -
Financial futures and forward contracts             126,300           -         (181)       (814)
Interest rate cap and floor agreements            3,474,250       3,975        3,975        7,221
                                                 ----------  ----------   ----------   ----------
     Total interest rate contracts                4,642,649      17,518        8,946        6,407
                                                 ----------  ----------   ----------   ----------
EQUITY AND COMMODITY CONTRACTS
Commodity and total return swap agreements           12,000           -        (737)        --
Options, warrants and financial futures             850,929     244,024      244,024      202,409
                                                 ----------  ----------   ----------   ----------
     Total equity and commodity contracts           862,929     244,024      243,287      202,409
                                                 ----------  ----------   ----------   ----------
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                     48,093           -       (2,363)           -
                                                 ----------  ----------   ----------   ----------
     Total derivative financial instruments      $5,553,671  $  261,542   $  249,870   $  208,816
                                                 ==========  ==========   ==========   ==========


     The contract or notional amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

     Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

     The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

     Fair value is the estimated amount that the Company would receive (pay) to terminate or assign the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer and exchange quotes are utilized to value the Company's derivatives.

     INTEREST RATE SWAP AGREEMENTS involve the exchange, at specified intervals, of interest payments calculated by reference to an underlying notional amount. The Company generally enters into swap agreements to change the interest rate characteristics of existing assets to more closely match the interest rate characteristics of the corresponding liabilities. The Company did not record any material deferred gains or losses on swaps nor realize any material gains or losses on swap terminations in 1998 or 1997. The Company paid a weighted average floating interest rate of 5.6% and received a weighted average fixed interest rate of 6.8% in 1998. The Company paid a weighted average fixed interest rate of 6.5% and received a weighted average floating interest rate of 6.0% in 1998.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     FINANCIAL FUTURES AND FORWARD CONTRACTS are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes futures and forward contracts to manage its market risk related to equity securities, and anticipatory investment purchases and sales, as well as to reduce market risk associated with certain annuity contracts. Futures and forwards used as hedges of anticipatory transactions pertain to identified transactions which are probable to occur and are generally completed within 90 days. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins.

     INTEREST RATE CAP AND FLOOR AGREEMENTS give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The Company purchases interest rate cap and floor agreements to reduce its exposure to rising or falling interest rates relative to certain existing assets and liabilities in conjunction with asset/liability management.

     COMMODITY SWAP AGREEMENTS involve the exchange of floating-rate interest payments for the total return on a commodity index. The Company enters into commodity swap transactions to mitigate market risk on the fixed income and equity securities portfolios.

     EQUITY-INDEXED OPTION CONTRACTS provide returns based on a specified equity index applied to the option's notional amount. The Company purchases and writes equity-indexed options to achieve equity appreciation or to reduce the market risk associated with certain annuity contracts. Where required, counterparties post collateral to minimize credit risk.

     EQUITY-INDEXED FINANCIAL FUTURES provide returns based on a specific equity index applied to the futures' contract amount. The Company utilizes equity-indexed futures to reduce the market risk associated with certain annuity contracts.

     DEBT WARRANTS provide the right to purchase a specified new issue of debt at a predetermined price. The Company purchases debt warrants to protect against long-term call risk.

     FOREIGN CURRENCY CONTRACTS involve the future exchange or delivery of foreign currency on terms negotiated at the inception of the contract. The Company enters into these agreements primarily to manage the currency risk associated with investing in foreign securities.

     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk control limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges are generally offset by changes in the value of the related assets and liabilities.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
     A summary of the contractual amounts and fair values of off-balance-sheet financial instruments at December 31, follows:

                                               1998                    1997
                                      ---------------------    ------------------------
                                      CONTRACTUAL   FAIR        CONTRACTUAL    FAIR
                                       AMOUNT       VALUE         AMOUNT      VALUE
                                      --------    -------        --------     -------

Commitments to invest                 $ 34,126       N/A        $  18,208         N/A
Commitments to extend mortgage loans    87,000       870          111,305       1,113
Credit guarantees                       92,778         -           96,714           -


                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practicable to estimate the fair value of these commitments.

     Commitments to extend mortgage loans are agreements to lend to a borrower, provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

     Financial guarantees represent conditional commitments to repurchase notes from a creditor upon default of the debtor. The Company enters into these agreements primarily to provide financial support for certain equity investees. Financial guarantees are valued based on estimates of payments that may occur over the life of the guarantees. At December 31, 1998 and 1997, there were no guarantees outstanding.

     Credit guarantees written represent conditional commitments to exchange identified AAA or AA rated credit risk for identified A rated credit risk upon bankruptcy or other event of default of the referenced credits. The Company receives fees for assuming the referenced credit risks, which are reported in net investment income when earned over the lives of the commitments. The Company enters into these transactions in order to achieve higher yields than if the referenced credits were directly owned.

     The Company's maximum amount at risk, assuming bankruptcy or other default of the referenced credits and the value of the referenced credits become worthless, is the fair value of the identified AAA or AA rated securities. The identified AAA or AA rated securities had a fair value of $95,233 at December 31, 1998. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current with respect to their contractual terms at December 31, 1998.

7.   INCOME TAXES

     The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

     Prior to Sears, Roebuck and Co's ("Sears") distribution ("Sears distribution") on June 30, 1995 of its 80.3% ownership in the Corporation to Sears shareholders, the Allstate Group, including the Company, joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Allstate Group. Effectively, this resulted in the Company's annual income tax provision being computed as if the Company filed a separate return.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)

     As a result of the Sears distribution, the Allstate Group was no longer included in the Sears Tax Group, and the Tax Sharing Agreement was terminated. Accordingly, the Allstate Group and Sears Group entered into a new tax sharing agreement, which adopts many of the principles of the Tax Sharing Agreement and governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Sears distribution, including the treatment of audits of tax returns for such periods.

     The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

     The Company paid income taxes of $250,673 and $193,951 in 1998 and 1997, respectively. The Company had income taxes payable of $30,813 and $31,260 at December 31, 1998 and 1997, respectively.

     Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1998, $94,262, will result in federal income taxes payable of $32,992 if distributed to the Corporation. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

                                                             1998        1997
                                                             ----        ----
     Statutory federal income tax rate                       35.0%       35.0 %
     Deferred acquisition costs                               2.8         3.3
     Investment related items                                (5.3)       (2.6)
     Net difference between statutory and tax basis reserves  0.8         1.2
     Intangibles related to acquisitions                      2.9           -
     Other                                                   (3.1)       (1.9)
                                                             ----        ----
Effective federal income tax rate                            33.1 %      35.0 %
                                                             =====       ====

8.   BENEFIT PLANS

     PENSION PLANS AND OTHER POSTRETIREMENT PLANS

     Defined benefit pension plans, sponsored by AIC, cover domestic and Canadian full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. AIC's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods. The cost to the Company for participation in the plans was $9,906 and $10,603 in 1998 and 1997, respectively.

     AIC provides certain health care and life insurance benefits for retired employees. Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans for ten or more years prior to retirement. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC's post-retirement benefit plans currently are not funded. AIC has the right to modify or terminate these plans. Total unfunded postretirement benefit obligation amounted to $313,984 and $261,720 at December 31, 1998 and 1997, respectively.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)


   PROFIT SHARING FUND

     Employees of the Corporation are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"), sponsored by the Corporation. The Corporation's contributions are based on its matching obligation and the Corporation's operating results performance.

     The Company's defined contribution to the Allstate Plan was $2,941 and $2,650 in 1998 and 1997, respectively.

9.   DIVIDENDS

     The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by insurance companies without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that ALIC can distribute during 1999 without prior approval of the Illinois Department of Insurance is $353,331.

10.   LINES OF CREDIT

     ALIC, along with the Corporation and AIC, maintains a bank line of credit totaling $1,500,000 which expires on December 20, 2001. The bank line provides for loans at a spread above prevailing referenced interest rates. ALIC, the Corporation and AIC pay commitment fees in connection with the line of credit. As of December 31, 1998, no amounts were outstanding under the bank line of credit.

11.  LEASE COMMITMENTS

     The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $2,564 and $1,931 in 1998 and 1997, respectively. Minimum rental commitments under non-cancelable operating leases with an initial or remaining term of more than one year as of December 31, are as follows:

                                                 1998
                                                 ----
             1999                              $2,633
             2000                               2,425
             2001                                 939
             2002                                 782
             2003                                  36
             Thereafter                           276
                                               ------
                                               $7,091
                                               ======

                                      * * *

                         ALLSTATE LIFE INSURANCE COMPANY
                    COMBINED STATEMENTS OF FINANCIAL POSITION
                                (STATUTORY BASIS)

                                                              SEPTEMBER 30,            DECEMBER 31,
                                                            ------------------------------------------
($ in thousands)                                                  1999                     1998
                                                            -------------------    -------------------
                                                              (UNAUDITED)
ASSETS
Cash and invested assets
     Bonds (fair value $25,682,321 and $25,480,639)            $25,091,243            $23,359,823
     Preferred stocks (alternative carrying value
         $258,160 and  $325,954)                                   258,161                294,478
     Common stocks (cost $305,388 and $232,780)                    507,880                428,034
     Mortgage loans on real estate                               3,673,234              3,316,586
     Real estate                                                    23,754                 25,196
     Policy loans                                                  595,269                570,001
     Cash                                                           63,768                 90,715
     Short-term investments                                        541,935                420,013
     Other invested assets                                         156,504                232,855
                                                               -----------            -----------
         Cash and invested assets                               30,911,748             28,737,701
Investment income due and accrued                                  379,955                342,535
Life and accident and health insurance
     premiums due and deferred                                     106,396                129,692
Other assets                                                        76,412                 69,655
Assets related to Separate Accounts                             12,722,167             10,877,884
                                                               -----------            -----------
         Total assets                                          $44,196,678            $40,157,467
                                                               ===========            ===========
LIABILITIES
Policy benefit and other insurance reserves                    $28,017,364            $26,073,039
Interest maintenance reserve                                       113,624                116,821
Federal income taxes due or accrued                                 55,460                 30,813
Payable to parent and affiliates                                    40,233                 64,045
Other liabilities and accrued expenses                             263,011                162,900
Asset valuation reserve                                            410,366                374,475
Allocation of assets to the Separate Accounts                       57,798                 32,164
Liabilities related to Separate Accounts                        12,722,167             10,877,884
                                                               -----------            -----------
         Total liabilities                                      41,680,023             37,732,141
                                                               -----------            -----------

CAPITAL AND SURPLUS
Preferred capital stock                                            178,049                174,999
Capital paid up (common stock, $214 par value,
       22,700  shares authorized,
     issued and outstanding in 1999 and 1998, respectively)          4,858                  4,858
Gross paid in and contributed capital                              556,526                556,526
Unassigned surplus                                               1,777,222              1,688,943
                                                               -----------            -----------
         Total capital and surplus                               2,516,655              2,425,326
                                                               -----------            -----------
         Total liabilities, capital  and surplus               $44,196,678            $40,157,467
                                                               ===========            ===========


See notes to combined financial statements (statutory basis).

                         ALLSTATE LIFE INSURANCE COMPANY
                        COMBINED STATEMENTS OF OPERATIONS
                                (STATUTORY BASIS)

($ in thousands)                                                      3 MONTHS ENDED                       9 MONTHS ENDED
                                                                      SEPTEMBER 30,                        SEPTEMBER 30,
                                                            ------------------------------------------------------------------------
                                                                 1999               1998                1999               1998
                                                            --------------    ----------------    ----------------    --------------
                                                                        (UNAUDITED)                            (UNAUDITED)
REVENUES
Premiums and annuity considerations                            $ 2,285,098          $1,464,581          $5,907,418      $4,392,409
Net investment income, including amortization of the
    Interest maintenance reserve of $8,767,$16,427,$60,279
    and $61,879                                                    543,406             523,910           1,669,948       1,585,187
Income from fees associated with Separate Accounts                  38,484              35,752             109,347          87,502
Other income                                                        54,776              28,063             139,075          81,073
                                                               -----------         -----------         -----------     -----------
                                                                 2,921,764           2,052,306           7,825,788       6,146,171
                                                               -----------         -----------         -----------     -----------
POLICY BENEFITS AND EXPENSES
Provision for policy benefits                                    1,762,473             953,984           4,968,866       3,035,689
Commissions and general insurance expenses                         274,939             234,367             740,016         675,598
Insurance taxes, licenses and fees                                  15,878              21,097              62,148          54,688
Net transfers to Separate Accounts                                 493,790             392,206             871,694       1,133,448
Maturities and other scheduled payments                            330,865             364,931             931,985         929,530
                                                               -----------         -----------         -----------     -----------
                                                                 2,877,945           1,966,585           7,574,709       5,828,953
                                                               -----------         -----------         -----------     -----------

Net gain from operations before dividends to policyholders,
     Federal income taxes and net realized capital gains            43,819              85,721             251,079         317,218

Dividends to policyholders                                              35                  39                 138             123
                                                               -----------         -----------         -----------     -----------

Net gains from operations after dividends to
    policyholders and before federal income taxes and net
    realized Capital gains                                          43,784              85,682             250,941         317,095

Federal income taxes                                                31,984              29,987              80,576          98,586
                                                               -----------         -----------         -----------     -----------

Net gain from operations after dividends to policyholders
     and federal income taxes and net realized capital
     gains                                                          11,800              55,695             170,365         218,509

Net realized capital gains less federal income taxes
    and amounts transferred to the interest maintenance
    reserve                                                          7,929              44,319              87,698         134,322
                                                               -----------         -----------         -----------     -----------

Net income                                                     $    19,729         $   100,014         $   258,063     $   352,831
                                                               ===========         ===========         ===========     ===========


See notes to combined financial statements (statutory basis).

                         ALLSTATE LIFE INSURANCE COMPANY
                        COMBINED STATEMENTS OF CASH FLOWS
                                (STATUTORY BASIS)

                                                                                    9 MONTHS ENDED SEPTEMBER 30,
                                                                           ---------------------------------------------
($ in thousands)                                                                   1999                     1998
                                                                           ---------------------    --------------------
                                                                                             (UNAUDITED)
CASH FROM OPERATIONS
Premiums and annuity considerations                                              $4,722,641               $2,258,288
Annuity and other fund deposits                                                   1,101,239                2,077,359
Investment income received                                                        1,466,538                1,387,799
Other premiums, considerations and deposits                                         110,402                   69,586
Income from fees associated with Separate Accounts                                  109,347                   87,502
Allowances and reserve adjustments received
      on reinsurance ceded                                                          125,692                  (45,780)
Other income received                                                                19,572                    7,003
Life and accident and health claims,
     surrender benefits and other benefits paid                                  (3,960,885)              (3,523,425)
Commissions, other expenses and taxes paid
     (excluding federal income taxes)                                              (813,995)                (638,253)
Net transfers to Separate Accounts                                                 (854,957)              (1,128,175)
Dividends paid to policyholders                                                        (145)                    (144)
Federal income taxes paid (excluding tax on capital gains)                          (52,612)                 (66,519)
                                                                                -----------              -----------
Net cash from operations                                                          1,972,837                  485,241
                                                                                -----------              -----------

CAH FROM INVESTMENTS
Proceeds from investments sold, matured or repaid,
     net of tax                                                                   8,966,326                7,405,716
Cost of long-term investments acquired                                          (10,817,272)              (7,684,460)
Net increase in policy loans                                                        (25,268)                 (32,279)
                                                                                -----------              -----------
         Net cash from (used for) investments                                    (1,876,214)                (311,023)
                                                                                -----------              -----------

CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Surplus paid in                                                                     (21,950)                     521
Dividends to stockholders                                                           (52,067)                 (55,018)
Borrowed Money                                                                       82,735                   78,251
Other                                                                               (10,366)                  21,072
                                                                                -----------              -----------
         Net cash from (used for) financing and
             miscellaneous sources                                                   (1,648)                  44,826
                                                                                -----------              -----------

Net change in cash and short-term investments                                        94,975                  219,044
Cash and short-term investments at beginning of year                                510,728                  167,238
                                                                                -----------              -----------
Cash and short-term investments at end of year                                  $   605,703              $   386,282
                                                                                ===========              ===========



See notes to combined financial statements (statutory basis).

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (STATUTORY BASIS)
                  NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998


      ($ IN THOUSANDS)


1.   GENERAL

     BASIS OF PRESENTATION
         The accompanying combined statutory basis financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned U.S. domiciled life, accident and health insurance subsidiaries, Northbrook Life Insurance Company ("NLIC"), Lincoln Benefit Life Company ("LBL"), Surety Life Insurance Company ("SLIC"), Glenbrook Life and Annuity Company ("GLAC"), and Allstate Life Insurance Company of New York ("ALNY"), Charter Life Insurance Company ("CLIC") and Intramerica Life Insurance Compamy (ILIC"), (collectively the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation").
         To conform with the 1999 presentation, certain amounts in the prior year's financial statements have been reclassified.

     NATURE OF OPERATIONS
         The consolidated financial statements and notes as of September 30, 1999 and for the three month and nine month period ended September 30, 1999 and 1998 are unaudited. The consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the Financial position, results of operations and cash flows for the interim periods. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND FOR THE PERIOD ENDED DECEMBER 31, 1999

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

ASSETS
Allocation to Sub-Accounts investing in the Putnam Variable Trust:
    Asia Pacific Growth, 278,466 shares (cost $3,789,956)                          $    4,803,532
    Diversified Income, 1,514,137 shares (cost $14,764,040)                            15,005,098
    The George Putnam Fund of Boston, 2,907,045 shares (cost $30,051,532)              29,012,305
    Global Asset Allocation, 142,637 shares (cost $2,627,571)                           2,795,686
    Global Growth, 559,039 shares (cost $12,776,277)                                   17,000,389
    Growth and Income, 4,691,832 shares (cost $128,157,309)                           125,506,496
    Health Sciences, 1,349,491 shares (cost $13,570,021)                               14,156,162
    High Yield, 818,296 shares (cost $8,868,651)                                        9,066,725
    Income, 982,477 shares (cost $12,309,231)                                          12,290,785
    International Growth, 1,234,900 shares (cost $21,528,251)                          26,698,544
    International Growth and Income, 470,967 shares (cost $6,838,545)                   7,168,122
    International New Opportunities, 409,062 shares (cost $7,108,499)                   9,522,959
    Investors, 5,495,714 shares (cost $71,619,605)                                     83,150,151
    Money Market, 16,872,573 shares (cost $16,872,573)                                 16,872,573
    New Opportunities, 1,114,500 shares (cost $36,579,176)                             48,413,875
    New Value, 566,900 shares (cost $6,938,279)                                         6,717,771
    OTC & Emerging Growth, 765,986 shares (cost $12,690,974)                           17,433,843
    Research, 1,540,836 shares (cost $20,578,935)                                      22,604,065
    Small Cap Value, 594,274 shares (cost $5,970,846)                                   6,121,017
    Utilities Growth and Income, 435,290 shares (cost $7,511,540)                       7,378,168
    Vista, 701,266 shares (cost $12,342,960)                                           14,481,152
    Voyager, 1,683,119 shares (cost $86,527,295)                                      111,271,035

        Total Assets                                                                  607,470,454

LIABILITIES
Payable to Allstate Life Insurance Company
    Accrued contract maintenance charges                                                   68,839
                                                                                   ----------------

        Net Assets                                                                 $   607,401,615
                                                                                   ================


See notes to financial statements

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                                    Putnam Variable Trust Sub-Accounts
                                    --------------------------------------------------------------------------------------------
                                                                          The George
                                          Asia                             Putnam Fund          Global
                                        Pacific          Diversified            of               Asset             Global
                                         Growth             Income            Boston           Allocation          Growth
                                    -----------------  ----------------- -----------------  ----------------- -----------------
INVESTMENT INCOME
Dividends                             $           -       $          -      $    603,870       $        289      $          -
Charges from Allstate Life
Insurance Company:
    Mortality and expense risk                (8,332)           (42,429)         (88,415)            (7,001)          (39,047)
    Administrative expense                        -                  -                 -                  -                 -
                                    -----------------  ----------------- -----------------  ----------------- -----------------
      Net investment income (loss)            (8,332)           (42,429)         515,455             (6,712)          (39,047)

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales
of investments:
    Proceeds from sales                       19,811             36,175          156,014              7,214           109,185
    Cost of investments sold                  18,686             35,881          156,846              7,217           101,580
                                    -----------------  ----------------- -----------------  ----------------- -----------------
      Net realized gains (losses)              1,125                294             (832)                (3)            7,605
                                    -----------------  ----------------- -----------------  ----------------- -----------------

Change in unrealized gains (losses)        1,013,576            241,058       (1,039,227)           168,116         4,224,112
                                    -----------------  ----------------- -----------------  ----------------- -----------------
      Net gains (losses) on
      investments                          1,014,701            241,352       (1,040,059)           168,113         4,231,717
                                    -----------------  ----------------- -----------------  ----------------- -----------------

CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                 $1,006,369          $ 198,923       $ (524,604)         $ 161,401        $4,192,670
                                    =================  ================= =================  ================= =================


      See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                                    Putnam Variable Trust Sub-Accounts
                                    ---------------------------------------------------------------------------------------------
                                        Growth &               Health              High                           International
                                         Income               Sciences             Yield          Income             Growth
                                    ------------------ ------------------ ------------------ ------------------ ------------------
INVESTMENT INCOME
Dividends                            $             -    $          4,849    $            -     $            -    $             -
Charges from Allstate Life
Insurance Company:
    Mortality and expense risk               (398,152)           (38,903)           (25,156)        (35,910)           (60,294)
    Administrative expense                         -                  -                  -                  -                  -
                                    ------------------ ------------------ ------------------ ------------------ ------------------

      Net investment income (loss)           (398,152)           (34,054)           (25,156)           (35,910)           (60,294)

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales
of investments:
    Proceeds from sales                        78,513            120,049            736,350            181,921            193,345
    Cost of investments sold                  126,369            122,899            727,602            182,722            182,340
                                    ------------------ ------------------ ------------------ ------------------ ------------------

      Net realized gains (losses)             (47,856)            (2,850)             8,748               (801)            11,005
                                    ------------------ ------------------ ------------------ ------------------ ------------------

Change in unrealized gains (losses)        (2,650,813)           586,141            198,074            (18,445)         5,170,293
                                    ------------------ ------------------ ------------------ ------------------ ------------------

      Net gains (losses)
      on investments                       (2,698,669)           583,291            206,822            (19,246)         5,181,298
                                    ------------------ ------------------ ------------------ ------------------ ------------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS               $  (3,096,821)         $ 549,237          $ 181,666      $     (55,156)        $5,121,004
                                    ================== =================== ================= =================== =================


See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                                  Putnam Variable Trust Sub-Accounts
                                    ----------------------------------------------------------------------------------------------
                                      International         International
                                       Growth and                New                               Money               New
                                         Income             Opportunities        Investors        Market          Opportunities
                                    ------------------ ------------------ ------------------ ------------------ ------------------
INVESTMENT INCOME
Dividends                                     $     -            $     -            $     -          $ 153,816            $     -
Charges from Allstate Life
Insurance Company:
    Mortality and expense risk                (19,894)           (17,878)          (217,860)          (47,820)          (108,364)
    Administrative expense                          -                  -                  -                  -                  -
                                    ------------------ ------------------ ------------------ ------------------ ------------------

      Net investment income (loss)            (19,894)           (17,878)          (217,860)           105,996           (108,364)


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales
of investments:
    Proceeds from sales                       463,154            373,826            129,574          3,625,107             20,054
    Cost of investments sold                  442,666            346,771            118,977          3,625,107             18,865
                                    ------------------ ------------------ ------------------ ------------------ ------------------

      Net realized gains (losses)              20,488             27,055             10,597                  -              1,189
                                    ------------------ ------------------ ------------------ ------------------ ------------------

Change in unrealized gains (losses)           329,577          2,414,460         11,530,546                  -         11,834,699
                                    ------------------ ------------------ ------------------ ------------------ ------------------

      Net gains (losses)
      on investments                          350,065          2,441,515         11,541,143                  -         11,835,888
                                    ------------------ ------------------ ------------------ ------------------ ------------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                   $ 330,171         $2,423,637        $11,323,283          $ 105,996        $11,727,524
                                    ================== =================== ================= =================== =================


See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                                   Putnam Variable Trust Sub-Accounts
                                    ----------------------------------------------------------------------------------------------
                                                                OTC &                                              Utilities
                                           New                Emerging                            Small           Growth and
                                          Value                Growth            Research       Cap Value           Income
                                    ------------------ ------------------ ------------------------------------ ------------------
INVESTMENT INCOME
Dividends                                     $     -          $  36,702          $ 504,319         $  17,808            $     -
Charges from Allstate Life
Insurance Company:
    Mortality and expense risk                (23,561)           (30,805)           (60,946)          (17,840)           (21,930)
    Administrative expense                          -                  -                  -                 -                  -
                                    ------------------ ------------------ ------------------------------------ ------------------

      Net investment income (loss)            (23,561)             5,897            443,373               (32)           (21,930)

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales
of investments:
    Proceeds from sales                       511,204            244,974            104,735           343,642             57,562
    Cost of investments sold                  537,223            192,485            104,647           357,046             58,296
                                    ------------------ ------------------ ------------------------------------ ------------------

      Net realized gains (losses)             (26,019)            52,489                 88           (13,404)              (734)
                                    ------------------ ------------------ ------------------------------------ ------------------

Change in unrealized gains (losses)          (220,508)         4,742,868          2,025,131           150,171           (133,372)
                                    ------------------ ------------------ ------------------------------------ ------------------

      Net gains (losses)
      on investments                         (246,527)         4,795,357          2,025,219           136,767           (134,106)
                                    ------------------ ------------------ ------------------------------------ ------------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                 $  (270,088)        $4,801,254         $2,468,592         $ 136,735        $  (156,036)
                                    ================== =================== ================= =================== =================


See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                                     Putnam Variable Trust Sub-Accounts
                                                                ---------------------------------------------
                                                                      Vista                     Voyager
                                                                ------------------         ------------------
INVESTMENT INCOME
Dividends                                                               $ 930,830                    $     -
Charges from Allstate Life Insurance Company:
    Mortality and expense risk                                            (33,727)                  (273,748)
    Administrative expense                                                      -                          -
                                                                ------------------         ------------------

      Net investment income (loss)                                        897,103                   (273,748)


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
    Proceeds from sales                                                    96,344                      5,467
    Cost of investments sold                                               89,711                      7,862
                                                                ------------------         ------------------

      Net realized gains (losses)                                           6,633                     (2,395)
                                                                ------------------         ------------------

Change in unrealized gains (losses)                                     2,138,192                 24,743,740
                                                                ------------------         ------------------

      Net gains (losses) on investments                                 2,144,825                 24,741,345
                                                                ------------------         ------------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                                              $3,041,928                $24,467,597
                                                                ==================         ==================

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                           Putnam Variable Trust Sub-Accounts
                                    --------------------------------------------------------------------------------------------
                                                                            The George
                                          Asia                             Putnam Fund         Global
                                        Pacific          Diversified            of              Asset             Global
                                         Growth            Income             Boston          Allocation          Growth
                                    ----------------- ------------------ ------------------- ---------------- ------------------
FROM OPERATIONS
Net investment income (loss)               $  (8,332)        $  (42,429)       $  515,455          $  (6,712)        $  (39,047)
Net realized gains (losses)                    1,125                294              (832)                (3)             7,605
Change in unrealized gains (losses)        1,013,576            241,058        (1,039,227)           168,116          4,224,112
                                    ----------------- ------------------ ------------------- ---------------- ------------------

Change in net assets resulting
from operations                            1,006,369            198,923          (524,604)            161,401         4,192,670
                                    ----------------- ------------------ ------------------- --------------- ------------------

FROM CAPITAL TRANSACTIONS
Deposits                                   2,747,456          5,717,042        12,891,820          1,240,444          6,205,016
Benefit payments                                   -             (3,417)                -                 -                (378)
Payments on termination                      (11,734)          (161,343)         (304,746)           (11,684)           (63,561)
Contract maintenance charges                    (544)            (1,700)           (3,288)              (317)            (1,926)
Transfers among the sub-accounts
  and with the Fixed Account - net         1,061,441          9,253,893        16,949,835          1,405,526          6,666,642
                                    ----------------- ------------------ ------------------- ---------------- ------------------

Change in net assets resulting
  from capital transactions                3,796,619         14,804,475        29,533,621          2,633,969         12,805,793
                                    ----------------- ------------------ ------------------- ---------------- ------------------

INCREASE (DECREASE) IN NET ASSETS          4,802,988         15,003,398        29,009,017          2,795,370         16,998,463

NET ASSETS AT BEGINNING OF PERIOD                  -                  -                 -                  -                  -
                                    ----------------- ------------------ ------------------- ---------------- ------------------

NET ASSETS AT END OF PERIOD              $ 4,802,988       $ 15,003,398      $ 29,009,017        $ 2,795,370       $ 16,998,463
                                    ================= ================== =================== ================ =================


See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                                      Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                        Growth &            Health              High                               International
                                         Income            Sciences             Yield              Income              Growth
                                     -------------      -------------      -------------       -------------       -------------
FROM OPERATIONS
Net investment income (loss)         $   (398,152)         $ (34,054)          $(25,156)           $(35,910)            $(60,294)
Net realized gains (losses)               (47,856)            (2,850)             8,748                (801)              11,005
Change in unrealized gains (losses)    (2,650,813)           586,141            198,074             (18,445)           5,170,293
                                     -------------      -------------      -------------       -------------       -------------

Change in net assets resulting
  from operations                      (3,096,821)           549,237            181,666             (55,156)           5,121,004
                                     -------------      -------------      -------------       -------------       -------------

FROM CAPITAL TRANSACTIONS
Deposits                               66,564,874          6,876,229          4,841,415           4,349,939           11,178,109
Benefit payments                          (37,062)           (15,210)                 -                   -                    -
Payments on termination                (1,216,975)           (92,242)          (104,534)            (95,887)            (121,259)
Contract maintenance charges              (14,223)            (1,604)            (1,027)             (1,393)              (3,025)
Transfers among the sub-accounts
  and with the Fixed Account - net     63,292,481          6,838,148          4,148,178           8,091,890           10,520,690
                                     -------------      -------------      -------------       -------------       -------------

Change in net assets resulting
  from capital transactions           128,589,095         13,605,321          8,884,032          12,344,549          21,574,515
                                     -------------      -------------      -------------       -------------       -------------

INCREASE (DECREASE) IN NET ASSETS     125,492,274         14,154,558          9,065,698          12,289,393           26,695,519

NET ASSETS AT BEGINNING OF PERIOD               -                  -                  -                   -                    -
                                     -------------      -------------      -------------       -------------        -------------

NET ASSETS AT END OF PERIOD          $125,492,274        $14,154,558         $9,065,698        $ 12,289,393          $26,695,519
                                    ===============     ==============     ============       ===============       ============

See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                                      Putnam Variable Trust Sub-Accounts
                                     ---------------------------------------------------------------------------------------------
                                      International     International
                                       Growth and            New                                  Money                 New
                                         Income         Opportunities        Investors            Market            Opportunities
                                     -------------      -------------      -------------       -------------        -------------
FROM OPERATIONS
Net investment income (loss)          $ (19,894)           $ (17,878)         $ (217,860)         $  105,996           $ (108,364)
Net realized gains (losses)              20,488               27,055              10,597                   -                1,189
Change in unrealized gains (losses)     329,577            2,414,460          11,530,546                   -           11,834,699
                                     -----------          -----------        -----------         -----------          -----------

Change in net assets resulting
  from operations                       330,171            2,423,637          11,323,283             105,996           11,727,524
                                     -----------          -----------        -----------         -----------          -----------
FROM CAPITAL TRANSACTIONS
Deposits                              3,618,618            3,838,306          36,262,504          10,542,789           21,115,643
Benefit payments                              -                    -             (30,501)           (670,189)             (23,210)
Payments on termination                 (46,787)             (23,171)           (582,482)           (551,414)            (181,269)
Contract maintenance charges               (812)              (1,079)             (9,423)             (1,912)              (5,486)
Transfers among the sub-accounts
  and with the Fixed Account - net    3,266,120            3,284,187          36,177,347           7,445,391           15,775,186
                                     -----------          -----------        -----------         -----------          -----------

Change in net assets resulting
  from capital transactions           6,837,139            7,098,243          71,817,445          16,764,665           36,680,864
                                     -----------          -----------        -----------         -----------          -----------

INCREASE (DECREASE) IN NET ASSETS     7,167,310            9,521,880          83,140,728          16,870,661           48,408,388

NET ASSETS AT BEGINNING OF PERIOD             -                    -                   -                   -                    -
                                     -----------          -----------        -----------         -----------          -----------

NET ASSETS AT END OF PERIOD          $7,167,310           $9,521,880         $83,140,728         $16,870,661          $48,408,388
                                    ===============     ==============     ============       ===============       ============


See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                                        Putnam Variable Trust Sub-Accounts
                                              -------------------------------------------------------------------------------------
                                                                    OTC &                                                Utilities
                                                  New             Emerging                              Small           Growth and
                                                 Value             Growth           Research          Cap Value           Income
                                              -----------        -----------       ----------        ----------         ----------
FROM OPERATIONS
Net investment income (loss)                  $ (23,561)        $   5,897          $  443,373         $    (32)          $(21,930)
Net realized gains (losses)                     (26,019)           52,489                  88          (13,404)              (734)
Change in unrealized gains (losses)            (220,508)        4,742,868           2,025,131          150,171           (133,372)
                                              -----------      -----------          ----------        ----------         ----------

Change in net assets resulting
  from operations                              (270,088)        4,801,254           2,468,592          136,735           (156,036)
                                              -----------      -----------          ----------        ----------         ----------

FROM CAPITAL TRANSACTIONS
Deposits                                      4,631,791         7,611,399          10,121,156        3,738,103          3,637,575
Benefit payments                                      -                 -             (19,019)               -             (1,534)
Payments on termination                         (71,977)          (58,463)           (144,741)         (41,066)           (64,952)
Contract maintenance charges                       (761)           (1,975)             (2,562)            (694)              (836)
Transfers among the sub-accounts
  and with the Fixed Account - net            2,428,045         5,079,652          10,178,077        2,287,245          3,963,115
                                            -----------       -----------          ----------        ----------         ----------

Change in net assets resulting
  from capital transactions                   6,987,098        12,630,613          20,132,911        5,983,588          7,533,368
                                            -----------       -----------          ----------        ----------         ----------


INCREASE (DECREASE) IN NET ASSETS             6,717,010        17,431,867          22,601,503        6,120,323          7,377,332

NET ASSETS AT BEGINNING OF PERIOD                     -                 -                   -                -                  -
                                            -----------       -----------          ----------        ----------         ----------

NET ASSETS AT END OF PERIOD                  $6,717,010       $17,431,867         $22,601,503       $6,120,323         $7,377,332
                                            ===========      ============         ============      ============       ==========


See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD BEGINNING MAY 3, 1999 AND ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(unaudited)

                                                         Putnam Variable Trust Sub-Accounts
                                                   ---------------------------------------------



                                                        Vista                     Voyager
                                                   -----------------        --------------------
FROM OPERATIONS
Net investment income (loss)                              $ 897,103                $  (273,748)
Net realized gains (losses)                                   6,633                     (2,395)
Change in unrealized gains (losses)                       2,138,192                 24,743,740
                                                   -----------------        --------------------


Change in net assets resulting from operations            3,041,928                 24,467,597
                                                   -----------------        --------------------

FROM CAPITAL TRANSACTIONS
Deposits                                                  6,530,416                 47,654,070
Benefit payments                                             (3,766)                   (28,233)
Payments on termination                                     (72,861)                  (760,755)
Contract maintenance charges                                 (1,641)                   (12,609)
Transfers among the sub-accounts
  and with the Fixed Account - net                        4,985,435                 39,938,356
                                                   -----------------        --------------------

Change in net assets resulting
  from capital transactions                              11,437,583                 86,790,829
                                                   -----------------        --------------------

INCREASE (DECREASE) IN NET ASSETS                        14,479,511                111,258,426

NET ASSETS AT BEGINNING OF PERIOD                                 -                          -
                                                   -----------------        --------------------

NET ASSETS AT END OF PERIOD                             $14,479,511              $ 111,258,426
                                                   =================        =====================


See notes to financial statements.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A


NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


1.    ORGANIZATION

      Allstate Life Insurance Company Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

      Allstate issues the Putnam Allstate Advisor ("Advisor") and Putnam Allstate Advisor A ("Advisor A") contracts, the deposits of which are invested at the direction of contractholders in sub-accounts that comprise the Account. Absent any guarantees wherein Allstate contractually guarantees either a minimum return or account value to the beneficiaries of the contractholders in the form of a death benefit, the contractholders bear the investment risk that the sub-accounts may not meet their stated objectives. The sub-accounts invest in the Putnam Variable Trust (the "Fund").

      Allstate provides insurance and administrative services to the contractholders for a fee. Allstate also maintains a Fixed Account, to which contractholders may direct their deposits and receive a fixed rate of return. Allstate has sole discretion to invest the assets of the Fixed Account.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      VALUATION OF INVESTMENTS - Investments consist of shares of the Fund and are stated at fair value based on quoted market prices at December 31, 1999.

      INVESTMENT INCOME - Investment income consists of dividends declared by the Fund and is recognized on the ex-dividend date.

      REALIZED GAINS AND LOSSES - Realized gains and losses represent the difference between the proceeds from sales of portfolio shares by the Account and the cost of such shares, which is determined on a weighted average basis.

      FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included with and taxed as a part of Allstate. Allstate is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    EXPENSES

      CONTRACT MAINTENANCE CHARGE - Allstate deducts from the contractholder's account an annual maintenance charge of $30 on each Advisor contract anniversary and guarantees that this charge will not increase over the life of the contract. This charge will be waived if certain conditions are met. There is no contract maintenance charge on the Advisor A contract.

      MORTALITY AND EXPENSE RISK CHARGE - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges from the contractholder's account daily based on the average daily net assets of the Account. The mortality and expense risk charge covers insurance benefits available with the contract and certain expenses of the contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. Allstate guarantees that the amount of this charge will not increase over the life of the contract. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

      RETIREMENT INCOME GUARANTEE CHARGE - Allstate deducts from the contractholder's account a separate charge for each Retirement Income Guarantee Rider. The charge will range from 0.05% to 0.15% annually for Retirement Income Guarantee Rider 1 and 0.30% to 0.50% annually for Retirement Income Guarantee Rider 2.

      SALES CHARGE - Allstate may deduct a sales charge on all purchase payments of the Advisor A. The charge, which varies inversely in relation to the purchase payment, ranges from 5.75% to 0.50% of the purchase payment. A sales charge may be reduced if the contractholder meets certain requirements.

4.    FINANCIAL INSTRUMENTS

      The investments of the Account are carried at fair value, based upon quoted market prices. Accrued contract maintenance charges are of a short-term nature. It is assumed that their carrying value approximates fair value.

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

Notes to Financial Statements
(unaudited)

5. UNITS OUTSTANDING AND ACCUMULATION UNIT VALUE
(Units in whole amounts)

                                                                                                    Putnam Allstate Advisor with
                                                              Putnam Allstate Advisor             Enhanced Beneficiary Protection
                                                        --------------------------------------  ----------------------------------
                                                                               Accumulation                          Accumulation
                                                         Units Outstanding      Unit Value      Units Outstanding     Unit Value
                                                        December 31, 1999   December 31, 1999   December 31, 1999  December 31, 1999
                                                        ------------------  -----------------   -----------------  -----------------
Investments in the Putnam Variable Trust Sub-Accounts:
          Asia Pacific Growth                                241,341              17.44                 32,678           17.42
          Diversified Income                               1,112,113               9.87                408,577            9.86
          The George Putnam Fund of Boston                 2,629,405               9.30                487,965            9.29
          Global Asset Allocation                            216,789              10.70                 44,565           10.69
          Global Growth                                      809,571              15.66                274,617           15.65
          Growth and Income                               10,446,547               9.17              3,225,308            9.16
          Health Sciences                                  1,037,948              10.60                293,891           10.59
          High Yield                                         688,505               9.93                223,608            9.92
          Income                                             994,313               9.71                271,083            9.70
          International Growth                             1,416,491              14.43                429,465           14.41
          International Growth and Income                    515,493              10.97                136,651           10.96
          International New Opportunities                    389,045              18.13                133,941           18.12
          Investors                                        5,517,617              12.17              1,309,524           12.16
          Money Market                                     1,261,646              10.23                386,731           10.22
          New Opportunities                                2,351,890              15.69                730,176           15.68
          New Value                                          626,816               8.80                137,044            8.79
          OTC & Emerging Growth                              697,007              19.84                181,669           19.82
          Research                                         1,575,893              11.60                369,070           11.59
          Small Cap Value                                    451,498              10.30                140,296           10.29
          Utilities Growth and Income                        585,124               9.99                153,652            9.98
          Vista                                              824,655              14.09                202,009           14.07
          Voyager                                          6,006,888              14.33              1,752,111           14.31

ALLSTATE LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

Notes to Financial Statements
(unaudited)


5. UNITS OUTSTANDING AND ACCUMULATION UNIT VALUE

(Units in whole amounts)



                                                                                                  Putnam Allstate Advisor - A with
                                                              Putnam Allstate Advisor - A         Enhanced Beneficiary Protection
                                                        --------------------------------------  ----------------------------------
                                                                               Accumulation                          Accumulation
                                                         Units Outstanding      Unit Value      Units Outstanding     Unit Value
                                                        December 31, 1999   December 31, 1999   December 31, 1999  December 31, 1999
                                                        -----------------   -----------------   -----------------  -----------------
Investments in the Putnam Variable Trust Sub-Accounts:
      Asia Pacific Growth                                       1,911               13.36                   -                   -
      Diversified Income                                          409               10.19                   -                   -
      The George Putnam Fund of Boston                          2,578                9.78                   -                   -
      Global Asset Allocation                                       -                   -                   -                   -
      Global Growth                                             1,404               13.56                   -                   -
      Growth and Income                                        11,859                9.69                   -                   -
      Health Sciences                                           4,191               10.63                   -                   -
      High Yield                                                  691               10.38                   -                   -
      Income                                                        -                   -                   -                   -
      International Growth                                      5,441               12.86               1,229                9.68
      International Growth and Income                           1,515               10.58                   -                   -
      International New Opportunities                           2,773               14.53                   -                   -
      Investors                                                 7,389               11.61                   -                   -
      Money Market                                                938               10.07                   -                   -
      New Opportunities                                         4,104               13.47                   -                   -
      New Value                                                   312               15.16                   -                   -
      OTC & Emerging Growth                                         -                   -                   -                   -
      Research                                                  3,616               11.06                 808               11.06
      Small Cap Value                                           2,352               10.78                   -                   -
      Utilities Growth and Income                                 106                9.61                   -                   -
      Vista                                                     1,448               13.01                   -                   -
      Voyager                                                   9,326               12.95                 694               12.95


                                     PART C

                                OTHER INFORMATION

24A. FINANCIAL STATEMENTS


Allstate Life Insurance Company Combined Financial Statements (Statutory basis) and Financial Schedule.


24B. EXHIBITS


     The following exhibits, correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Life Insurance Company Separate Account A*

(2)  Not Applicable

(3)  Underwriting Agreement**

(4) Form of Putnam Allstate Advisor Plus Contract***

(5) Form of Putnam Allstate Advisor Plus application for a Contract***

(6)(a) Articles of Incorporation of Allstate Life Insurance Company*
   (b) By-laws of Allstate Life Insurance Company*

(7)  Not applicable

(8) Form of Participation Agreement

(9) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company

(10)(a) Independent Auditors' Consent
    (b) Consent of Attorneys

(11) Not applicable

(12) Not applicable

(13) Performance Data Calculations***

(14) Not applicable

(99) Powers of Attorney*

* Incorporated herein by reference to the initial filing of Registrant's registration statement (File No. 333-72017) dated February 9, 1999.

**Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's registration statement (File No. 333-72017) dated April 16, 1999.

***Incorporated herein by reference to Post-Effective amendment No. 2 to Registrant's registration statement (File No. 333-72017) dated December 9, 1999.




25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR



NAME AND PRINCIPAL                  POSITION AND OFFICE WITH
BUSINESS ADDRESS                    DEPOSITOR OF THE ACCOUNT

Thomas J. Wilson, II                Director and President
Michael J. Velotta                  Director, Senior Vice President, Secretary
                                        and General Counsel
Marla G. Friedman                   Director and Senior Vice President
John L. Carl                        Director
Richard I. Cohen                    Director
T. O'Neal Douglas                   Director
Margaret G. Dyer                    Director and Senior Vice President
Edward M. Liddy                     Director
John C. Lounds                      Director and Senior Vice President
Robert W. Pike                      Director
Kevin R. Slawin                     Director and Senior Vice President
Casey J. Sylla                      Director and Chief Investment Officer
Charles F. Thalheimer               Director and Vice President
B. Eugene Wraith                    Director and Vice President
John R. Hunter                      Vice President
Karen C. Gardner                    Vice President
Patricia A. Coffey                  Vice President
Moses Hardie                        Vice President
Mary J. McGinn                      Vice President and Assistant Secretary
Leonard G. Sherman                  Vice President
Steven C. Verney                    Vice President
James P. Zils                       Treasurer
Samuel H. Pilch                     Controller
C. Nelson Strom                     Assistant Vice President and
                                    Corporate Actuary
Patricia W. Wilson                  Assistant Vice President, Assistant
                                    Secretary and Assistant Treasurer
Denis Bailey                        Assistant Vice President
Richard L. Baker                    Vice President
Lisa Cochrane                       Assistant Vice President
D. Steven Boger                     Assistant Vice President
Lawrence W. Dahl                    Assistant Vice President

Sarah R. Donahue                    Assistant Vice President
Thomas W. Evans                     Assistant Vice President
Douglas F. Gaer                     Assistant Vice President
Brent H. Hamann                     Assistant Vice President
Ronald A. Johnson                   Assistant Vice President
Robert L. Park                      Assistant Vice President
Barry S. Paul                       Assistant Vice President and Assistant
                                    Treasurer
Robert E. Rich                      Assistant Vice President
Linda L. Shumilas                   Assistant Vice President
Robert E. Transon                   Assistant Vice President
Timothy N. Vander Pas               Assistant Vice President
G. Craig Whitehead                  Assistant Vice President
Richard Zaharias                    Assistant Vice President
Laura R. Zimmerman                  Assistant Vice President
Joanne M. Derrig                    Assistant Secretary, Assistant General
                                    Counsel and Chief Compliance Officer
Emma M. Kalaidjian                  Assistant Secretary
Paul N. Kierig                      Assistant Secretary



The principal business address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Information in response to this item is incorporated by reference to the Form 10-K Annual Report of The Allstate Corporation (File #1-11840).

27.  NUMBER OF CONTRACT OWNERS

As of the date of this Registration Statement, the offering of the Putnam Allstate Advisor Plus Variable Annuity had not commenced.

28.  INDEMNIFICATION

The by-laws of Allstate Life Insurance Company (Depositor) provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgements, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29A.  RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

      Allstate Life Financial Services, Inc. also acts a a principal underwriter to the following investment companies:

         Glenbrook Life and Annuity Company Separate Account A
         Glenbrook Life Multi-Manager Variable Account
         Glenbrook Life and Annuity Company Variable Annuity Account Glenbrook Life Variable Life Separate Account B
         Allstate Life of New York Separate Account A
         Glenbrook Life AIM Variable Life Separate Account A
         Glenbrook Life Scudder Variable Account (A)
         Glenbrook Life Variable Life Separate Account A
         Allstate Life Insurance Company Separate Account A



29B.  PRINCIPAL UNDERWRITER

Name and Principal Business             Positions and Offices
Address of Each Such Person             with Underwriter
---------------------------             ----------------------
Thomas J. Wilson, II                    Director
Kevin R. Slawin                         Director
Michael J. Velotta                      Director and Secretary
John R. Hunter                          Director, President and Chief Executive
                                        Officer
Janet M. Albers                         Vice President and Controller
Brent H. Hamann                         Vice President
Andrea J. Schur                         Vice President
Terry R. Young                          General Counsel and Assistant Secretary
James P. Zils                           Treasurer
Lisa A. Burnell                         Assistant Vice President and
                                        Compliance Officer
Joanne M. Derrig                        Assistant Secretary and Assistant
                                        General Counsel
Emma M. Kalaidjian                      Assistant Secretary
Gregory C. Sernett                      Assistant Secretary
Barry S. Paul                           Assistant Treasurer

The principal address of Allstate Life Financial Services,  Inc. is 3100 Sanders

Road, Northbrook, Illinois.


29C.  COMPENSATION OF PRINCIPAL UNDERWRITER

None.

30.  LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The Distributor, Allstate Life Financial Services, Inc., is located at 3100 Sander Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.  MANAGEMENT SERVICES

    None.

32.  UNDERTAKINGS

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card toll-free number included in the Prospectus that the applicant can use to request for a Statement of Additional Information. Finally, Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

33.  REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL
       REVENUE CODE

 The Company represents that it is relying upon the letter, dated November 28, 1988, from the Commission staff to the American Council of Life Insurance and that it intends to comply with the provisions of paragraphs 1-4 of that letter.

34.  REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company ("Allstate Life") represents that the fees and charges deducted under the Contracts described in the prospectus included in this Registration Statement (as amended or supplemented), in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant, Allstate Life Insurance Company Separate Account A, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 3rd day of February, 2000.

                         ALLSTATE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT A
                                  (REGISTRANT)

                       BY: ALLSTATE LIFE INSURANCE COMPANY
                                   (DEPOSITOR)


(SEAL)

Attest: By: /s/MICHAEL J. VELOTTA
            ---------------------
             Michael J. Velotta
             Senior Vice President, Secretary and
               General Counsel


As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company on the 3rd day of February, 2000.


/s/MICHAEL J. VELOTTA               Senior Vice President, Secretary, General
---------------------                  Counsel and Director
   Michael J. Velotta

*/THOMAS J. WILSON, II              President and Director
----------------------              (Principal Executive Officer)
Thomas J. Wilson, II

*/KEVIN R. SLAWIN                   Senior Vice President and Director
-----------------                   (Principal Financial Officer)
   Kevin R. Slawin

*/CASEY J. SYLLA                    Chief Investment Officer and Director
----------------
  Casey J. Sylla

*/SAMUEL H. PILCH                   Controller
---------------------               (Principal Accounting Officer)
  Samuel H. Pilch

*/MARLA G. FRIEDMAN                 Senior Vice President and Director
-------------------
  Marla G. Friedman

*/JOHN C. LOUNDS                    Senior Vice President and Director
-----------------
  John C. Lounds


*/ By Michael J. Velotta, pursuant to Powers of Attorney incorporated herein by reference to the initial filing of Registrant's registration statement (File No. 333-72017) dated February 9, 1999.

Exhibit Index

Exhibit No.              Exhibit
(8)                  Form of Participation Agreement
(9)                  Opinion of General Counsel
(10)(a)              Independent Auditors' Consent
    (b)              Consent of Freedman, Levy, Kroll & Simonds